SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4) of the Securities Exchange Act of 1934

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.

(Name of Subject Company)

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

579793100

(CUSIP Number of Class of Securities)

William T. Freeman

Chief Executive Officer

1414 NW Northrup Street, Suite 700

Portland, Oregon 97209

(503) 226-3440

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Marcus J. Williams, Esq. Davis Wright Tremaine LLP 1201 Third Avenue Suite 2200 Seattle, Washington 98101 (206) 622-3150	Thomas W. Christopher, Esq. Joshua M. Zachariah, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 144 NW Northrup Street, Suite 700, Portland, Oregon 97209. The telephone number of the Company at its principal executive office is (503) 226-3440.

Securities.

This Statement relates to the Company’s common stock, par value $0.001 per share (the “Company Common Stock”). As of the close of business on November 21, 2011 there were 14,889,523 shares of Company Common Stock issued and outstanding, which included a total of 24,769 shares of restricted Company Common Stock. In addition, as of the close of business on November 21, 2011 there were vested outstanding compensatory stock options to purchase 449,315 shares of Company Common Stock (“Company Stock Options”).

Item 2.	Identity and Background of Filing Person.

The filing person of this Statement is the subject company. The Company’s name, business address and business telephone number are set forth in Item 1 above, which information is incorporated by reference herein.

Offer.

This Statement relates to the tender offer made by Landry’s MSA Co., Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Landry’s Inc., a Delaware corporation (“Landry’s” or “Parent”)), disclosed in a Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) dated November 22, 2011, to purchase all of the issued and outstanding shares of the Company Common Stock (each, a “Share”; collectively, “Shares”), including the associated preferred share purchase rights to purchase shares of Series A Preferred Stock of the Company (such rights, the “Rights”), at a purchase price of $8.75 per Share, net to the seller in cash without interest thereon and less any required withholding tax (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 22, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”, which together with the Offer to Purchase and any amendments or supplements from time to time thereto constitutes the “Offer” and such documents, collectively, shall be referred to in this Statement as the “Offer Documents”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, and are incorporated herein by reference. Unless the context otherwise requires, references herein to the “Shares” shall also include the associated Rights.

The Offer is being made pursuant to an Agreement and Plan of Merger dated November 7, 2011 among the Company, Purchaser and Landry’s (as may be amended or supplemented from time to time, the “Merger Agreement”), which is filed as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the terms and conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”) with the Company continuing as the surviving corporation. References herein to the “Surviving Corporation” relate to the Company in such capacity following the Merger. As a result of the Merger, at the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares that are held by Landry’s or the Purchaser or held in the Company’s treasury, or held by stockholders who are entitled to demand, and who properly demand, appraisal rights under the DGCL) that is not tendered pursuant to the Offer will be converted into the right to receive, as merger consideration, cash in an amount equal to the Offer Price. Following the Effective Time, the Company will continue as a wholly owned subsidiary of Landry’s. Descriptions of the Merger Agreement contained herein are qualified in their entirety by reference to the Merger Agreement.

The initial expiration date for the Offer is 12:00 midnight, New York City Time, on December 20, 2011, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law.

As set forth in the Schedule TO, the principal executive office of Purchaser is located at c/o Landry’s, Inc., 1510 West Loop South, Houston, Texas 77027. The business telephone number of Purchaser is (713) 850-1010.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in (i) this Statement, (ii) the Information Statement attached to this Statement as Annex C and incorporated herein by reference, and (iii) the excerpts from the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, dated April 20, 2011 (as filed, and as subsequently amended, the “Prior Schedule 14D-9”), which excerpts are filed as Exhibit (e)(8) to this Statement and incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) the Company or any of its affiliates, on the one hand, and (ii)(x) any of its executive officers, directors or affiliates, or (y) Purchaser, Landry’s or their respective executive officers, directors or affiliates, on the other hand. The Information Statement is being furnished to the stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with Parent’s right, pursuant to the Merger Agreement, to designate persons to the board of directors of the Company (the “Company Board”) following the Purchaser’s acceptance for payment of the Shares tendered in the Offer. Exhibit (e)(8) includes the following sections from the Prior Schedule 14D-9: Item 3—“Past Contacts, Transactions, Negotiations and Agreements” and the portion of Item 4 entitled “The Solicitation or Recommendation—Background of the Offer.”

Any information contained in the documents incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

(a) The Company, its Executive Officers or Affiliates

In considering the recommendation of the Company Board set forth in Item 4 below under the heading “Reasons for Recommendation”, the Company’s stockholders should be aware that certain executive officers and directors of the Company may be considered to have interests in the transactions contemplated by the Merger Agreement (including the Offer and the Merger) that may be different from, or in addition to, those of the Company’s stockholders generally. The Company Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the transactions contemplated thereby and recommending that the Company’s stockholders accept the Offer, tender their Shares in the Offer and, to the extent required by applicable law, adopt the Merger Agreement.

For further information with respect to the arrangement between the Company and its executive officers, directors and affiliates described in this Item 3, see the information included in Item 8 below under the caption “Golden Parachute Compensation” (which is incorporated into this Item 3 by reference) and the Information Statement attached to this Statement as Annex C and incorporated by reference under the headings “Director Compensation”, “Security Ownership of Certain Beneficial Owners”, “Directors and Management”, “Compensation Discussion and Analysis”, and “Certain Relationships and Related Party Transactions”.

In the case of each plan or agreement discussed below to which the terms “change of control” or “change in control” apply, the consummation of the Offer would constitute a change of control.

Consideration Payable Pursuant to the Offer and the Proposed Merger. If the Company’s directors and executive officers were to tender any of their Company Common Stock pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as other stockholders. As of November 7, 2011, directors and executive officers owned an aggregate of 183,343 shares of Company Common Stock. If the Company’s directors and executive officers were to tender all such Shares pursuant to the Offer and those shares were accepted for purchase, the Company’s directors and executive officers would receive an aggregate of approximately $1,604,251 million in cash. In addition, if the Company’s directors and executive officers tender all Company Stock Options held by them, other than Company Stock Options, the exercise price of which is equal to or greater than the Offer Price, the directors and executive officers would receive an additional aggregate amount (net of the exercise prices of such Company Stock Options) of $1,329,500.

The table below sets forth information regarding the amount of cash consideration each executive officer and director will receive pursuant to the Offer assuming the shares beneficially owned by each of the Company’s executive officers and directors (excluding unvested restricted shares and shares underlying stock options) are tendered pursuant to the Offer and those shares are accepted for purchase and purchased by Purchaser.

Name	Number of Shares Owned(1)	Consideration(2)
Douglas L. Schmick(2)	131,252	$448,455
William T. Freeman(3)	250,000	$1,207,500
James R. Parish(4)	37,298	$336,358
J. Rice Edmonds(5)	28,572	$250,005
Christine Deputy(6)	9,425	$82,469
Eric P. Bauer(7)	9,425	$82,469
Elliott H. Jurgensen, Jr.(8)	23,343	$204,251
Michelle M. Lantow(9)	110,000	$148,500
Michael B. Liedberg(10)	10,725	$6,344
Christopher C. Westcott(11)	31,519	$5,215
Steven B. Foote(12)	8,050	$7,525
Kelly A.B. Gordon(13)	3,401	$3,509

(1)	Includes shares issuable upon Company Stock Options which will vest at the Effective Time pursuant to the Merger Agreement.
(2)	Amounts shown in “Consideration” column reflect the tender of such Company Stock Options as of the Effective Time, in each case net of the exercise price thereof, and does not include Company Stock Options, the exercise of which is equal to or greater than the Offer Price.
(3)	Includes currently vested Company Stock Options to purchase 80,000 Shares and a total of 0 currently unvested Company Stock Options that will vest at the Acceptance Time.
(4)	Includes currently vested Company Stock Options to purchase 166,667 Shares; and a total of 83,334 currently unvested Company Stock Options that will vest at the Acceptance Time.
(5)	Includes 3,915 restricted Shares.
(6)	Includes 3,915 restricted Shares.
(7)	Includes 6,235 restricted Shares.
(8)	Includes 6,235 restricted Shares.
(9)	Includes 3,915 restricted Shares.
(10)	Includes currently vested Company Stock Options to purchase 25,000 Shares; and a total of 75,000 currently unvested Company Stock Options that will vest at the Acceptance Time.
(11)	Includes currently vested Company Stock Options to purchase 10,000 Shares.
(12)	Includes currently vested Company Stock Options to purchase 20,000 Shares.
(13)	Includes currently vested Company Stock Options to purchase 6,667 Shares.
(14)	Includes currently vested Company Stock Options to purchase 3,000 Shares.

Company Stock Options and Other Stock Awards. As of November 7, 2011, the Company’s directors and executive officers held Company Stock Options to purchase an aggregate of 469,667 Shares, with exercise prices ranging from $3.92 to $26.81 and an aggregate weighted average exercise price of $6.84 per share, 311,334 of which were vested and exercisable as of that date. Any Company Stock Options held by directors and executive officers were issued pursuant to the Company’s 2004 Stock Incentive Plan (the “Plan”), filed as Exhibit (e)(2), to this Statement, and incorporated herein by reference. Under the Plan, the consummation of the Offer would constitute a change of control of the Company, whereupon unvested Company Stock Options to purchase 158,333 shares held by directors and executive offers would vest. The Merger Agreement provides that at the Acceptance Time (as defined below), each of the outstanding and unexercised Company Stock Options, whether vested or unvested, including Company Stock Options held by the Company’s executive officers and directors, will be cancelled and the holders of such Company Stock Options will become entitled to receive a lump sum cash payment equal to the product of (i) the excess, if any, of (A) the Offer Price over (B) the exercise price per share of the Shares subject to such option and (ii) the total number of Shares subject to such option. The Merger Agreement further provides that if the exercise price per share of such Company Stock Options is equal to or greater than the Offer Price, such Company Stock Option shall be terminated without any payment being made in respect thereof. For purposes of this Statement, the “Acceptance Time” is the time at which Purchaser initially accepts Shares for payment pursuant to the Offer.

The table below sets forth the Company Stock Options held by each of the Company’s executive officers and directors, as of November 7, 2011, for: (i) Company Stock Options that by their terms are currently vested, (ii) Company Stock Options that are currently unvested, and (iii) total vested Company Stock Options and unvested Company Stock Options immediately prior to the closing date of the Merger.

Name	Exercise Price(1)	Vested Options(2)	Unvested Options(2)	Total(2)
William T. Freeman	$3.92	166,667	83,333	250,000
Michelle M. Lantow	$7.53	25,000	75,000	100,000

(1)	Includes weighted average exercise prices of in-the-money options based upon the Offer Price.
(2)	Excludes options that are out of the money based upon the Offer Price.

Company Restricted Stock. The Merger Agreement provides that each restricted Share that is outstanding immediately prior to the Acceptance Time, including restricted Shares held by the Company’s executive officers and directors, will become fully vested and, to the extent not withheld by the Company to satisfy withholding obligations, will be treated the same as other outstanding Shares.

The table below sets forth the unvested restricted Shares held by each of the Company’s executive officers and directors that, in accordance with the provisions of the Merger Agreement, will vest in full as of the Acceptance Time, as well as the consideration to be received by each holder in respect of theretofore unvested restricted Shares:

Name	Number of Unvested Restricted Shares	Consideration to be Received
J. Rice Edmonds	3,915	$34,256
Christine Deputy	6,235	$54,556
Eric P. Bauer	6,235	$54,556
Elliott H. Jurgensen, Jr.	3,915	$34,256
James R. Parish	3,915	$34,256

The acceleration of vesting and cancellation of Company Stock Options and restricted Shares and the related cash payments to the holders of such options and restricted Shares pursuant to the Merger Agreement are in addition to any benefits following a “change-in-control” or “change-of-control” under any of the agreements or arrangements described below.

Potential Severance and Change in Control Benefits. In addition to the potential change in control payments discussed below, William T. Freeman, the Company’s Chief Executive Officer, has an executive severance agreement dated November 13, 2008 that provides severance benefits contingent on the Company receiving a release of claims from him. In addition to the potential stay bonuses and change in control payments discussed below, Michelle M. Lantow, the Company’s Chief Financial Officer, has an executive severance and non-competition agreement dated November 16, 2009 that provides benefits contingent on the Company receiving a release of claims from her (together with Mr. Freeman’s agreement, the “COC Agreements”). The COC Agreements provide salary and benefit continuation if (1) there is a change of control of the Company and (2) within 12 months of the change of control, or prior to the change of control at the direction of a person who has entered into an agreement with the Company, the Company terminates the covered executive other than for “cause,” or if the covered executive resigns because he or she is required to move more than 50 miles from the Company’s current corporate offices, the Company’s successor does not agree to be bound by the agreement, or the covered executive’s duties, pay or total benefits are reduced (a “Qualifying Termination”).

In the event of a Qualifying Termination, Mr. Freeman would be entitled to severance equal to (1) one-year’s base salary, plus (2) the average of his bonuses (including non-equity incentive compensation) for the two prior completed fiscal years, plus (3) a lump sum payment of an amount estimated to be sufficient to continue health insurance coverage for six months under COBRA continuation laws. In addition, all of Mr. Freeman’s 250,000 Company Stock Options would become immediately exercisable. Mr. Freeman is entitled to a “gross-up” payment intended to compensate him for certain tax impacts of the foregoing benefits; however, this payment will not be implicated under the current circumstances.

The estimated amounts that would be paid to Mr. Freeman assuming a Qualifying Termination occurred on November 22, 2011, would have been as follows:

One-year Base Salary	Bonus	Health Insurance	Value of Accelerated Company Stock Options	Total
$450,000	$125,000	$10,187	$402,498	$987,685

In calculating the value of accelerated Company Stock Options in the chart above, the Company used the Offer Price of $8.75 per share, less the option exercise price per share of $3.92.

In the event of a Qualifying Termination, Ms. Lantow would be entitled to severance equal to (1) six months base salary, plus (2) a lump sum payment of an amount estimated to be sufficient to continue health insurance coverage for three months under COBRA continuation laws. In addition, all of Ms. Lantow’s Company Stock Options would become immediately exercisable until the earlier of (a) two years after termination of employment or (b) the option expiration date as set forth in the applicable option agreement.

The estimated amounts that would have been paid to Ms. Lantow assuming she had been terminated without cause at the end of the Company’s last fiscal year, would have been as follows.

Six-Months Base Salary	Bonus	Health Insurance	Value of Accelerated Company Stock Options	Total
$146,775	$—	$5,093	$91,500	$243,368

In calculating the value of accelerated Company Stock Options in the chart above, the Company used the Offer Price of $8.75 per share, less the option exercise price per share of $7.53.

Change of Control Payments. In addition to severance-related payments described above, the compensation committee and the Company Board (each of Mr. Schmick and Mr. Freeman recused himself for purposes the deliberation on and approval of payments to be made to him) also has approved certain incentives to retain key personnel in order to help counteract the risks of untimely management resignations occasioned by the Offer. These certain incentive payments include a change of control payment. The “change of control” payments will be earned by certain of the Company’s named executive officers and certain other personnel in the event that within twelve (12) months of a change of control of the Company such named executive officer is terminated without “cause” or if such executive officer resigns for “good reason,” in each case as such terms are defined in the applicable agreements.

The amounts of these “change of control” payments payable to certain of the Company’s named executive officers are set forth below. The total amount of these payments, if paid to all employees eligible to receive them, would be $1,343,550.

Individual	Potential Change of Control Payment
Kelly A.B. Gordon	$50,000.00
Michelle M. Lantow	$293,550.00
Michael B. Liedberg	$70,000.00
Steven B. Foote	$50,000.00
William Freeman	$575,000.00
Christopher C. Westcott	$50,000.00
Douglas L. Schmick	$50,000.00

Directors’ Compensation. Under the Company’s director compensation policy, only directors who are not employees of the Company receive compensation for their services as directors. Non-employee directors receive an annual retainer of $20,000, plus a fee of $1,250 for each Company Board and committee meeting attended, and each receives an annual award of restricted stock having a grant date fair value of $35,000. In addition, the members of the Audit Committee receive an additional $5,000 annual retainer and the Chairman of the Audit Committee receives an additional $20,000 annual retainer. The members of the Nominating and Governance Committee and the Compensation Committee receive an additional $5,000 annual retainer, and the Chairs of the Nominating and Governance Committee and the Compensation Committee receive an additional $10,000 annual retainer. The Company Board adopted a program in 2008 to allow directors to elect to receive their cash compensation for service as a director in the form of Shares, with the number of Shares to be received determined by the closing price of the Company Common Stock as of the last trading day of each fiscal quarter related to that quarter’s Company Board fee payments. Elections to receive compensation in the form of Company Common Stock must be made during an open trading window.

In addition to the foregoing, the Company Board has assigned two directors, J. Rice Edmonds and James R. Parish, to assume certain additional responsibilities associated with (i) evaluating and responding to the Offer, including assisting management in preparing and reviewing projections, coordinating with and overseeing the Company’s financial, legal and other advisors, and otherwise day-to-day responsibilities for managing the Company’s response to the Offer; (ii) overseeing the management of the Company’s exploration of strategic alternatives; and (iii) overseeing the negotiation of the Merger and the transactions contemplated in connection therewith. As compensation for these services, on May 5, 2011 a committee of the Company Board consisting of Elliott Jurgensen and Christine Deputy determined to pay to Messrs. Parish and Edmonds $45,000 and $20,000, respectively, for services rendered during the period from April 4, 2011 through April 30, 2011. Commencing May 1, 2011, this committee determined to pay to Messrs. Parish and Edmonds additional compensation including a monthly fee of $15,000 (for Mr.Parish) and $10,000 (for Mr. Edmonds), and an additional $1,250 per day (for Mr. Parish) and $1,000 per day (for Mr. Edmonds) for each day during which those directors spent more than four hours in the exercise of their duties, subject to (i) a monthly cap of $30,000 (for Mr. Parish) and $22,000 (for Mr. Edmonds) and (ii) periodic review by the committee and reports to the Company Board at each subsequent regular meeting thereof. The time that Messrs. Parish and Edmonds spend at Company Board meetings does not count towards the four hour requirement described in the preceding sentence. In addition, these directors are entitled to reimbursement of expenses. As of November 22, 2011 the total amounts paid to Messrs. Parish and Edmonds, respectively, as compensation pursuant to this arrangement were $163,750 and $87,000.

Indemnification of Directors and Officers and Advancement of Expenses. Section 145 of the DGCL permits the Company to indemnify any of its directors or officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, incurred in connection with any action (other than an action by or in the right of the Company) arising by reason of the fact that he or she is or was an officer or director of the Company if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 145 also permits the Company to indemnify any such officer or director against expenses incurred in connection with the defense or settlement of an action by or in the right of the Company if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, except in respect of any matter as to which such person is adjudged to be liable to the Company, unless, upon application, the court determines that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to such expenses deemed proper by the court in which case court approval must be sought for indemnification. In addition, Section 145 permits the Company to advance expenses to such directors and officers prior to the final disposition of an action upon the receipt of an undertaking by such director or officer to repay such expenses if it shall ultimately be determined that such person was not entitled to indemnification. This statute requires indemnification of such officers and directors against expenses to the extent they may be successful in defending any such action. This statute provides that it is not exclusive of other indemnification that may be granted by the Company bylaws, a vote of stockholders or disinterested directors, agreement or otherwise. The statute permits purchase of liability insurance by the registrant on behalf of officers and directors, and the Company has purchased such insurance.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

Article IV of the Company’s Bylaws and Article V of the Company’s Certificate of Incorporation require indemnification to the fullest extent permitted by, and in the manner permissible under, the laws of the State of Delaware to any current or former director, executive officer, or other officers designated by the Company Board who is made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Company or any predecessor of the Company or served any other enterprise as a director or officer at the request of the Company or any predecessor of the Company. Those provisions also require the advancement of expenses to such persons in advance of the final disposition of an action or proceeding if such person sets forth in writing his or her good faith belief that he or she is entitled to indemnification and if such person provides an undertaking to repay expenses if it is ultimately determined that he or she is not entitled to indemnification. The indemnification provided for in Article IV of the Bylaws and Article V of the Certificate of Incorporation is expressly not exclusive of any other rights to which any director or officer may be entitled apart from the provisions of those Articles. The Company’s Certificate of Incorporation also includes the provision permitted under Section 102(b)(7) of the DGCL.

The Merger Agreement requires the Surviving Corporation to honor all existing rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses relating thereto) in favor of all current and former directors and officers of the Company and its subsidiaries (the “Indemnified Persons”). The Merger Agreement also requires Parent, from and after the Effective Time, and ending on the sixth anniversary of the Effective Time, to indemnify and hold harmless, and provide advancement of expenses to, the current and former directors and officers of the Company and the Company’s subsidiaries against certain losses and indemnified liabilities, including in connection with the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

The Merger Agreement provides further that prior to the Effective Time, the Company may, in consultation with Parent, obtain “tail” prepaid insurance policies with a claims period of at least six years from and after the Effective Time from an insurance carrier with the same or better rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary insurance (collectively, “D&O Insurance”), for the Indemnified Persons, with terms, conditions, retentions and levels of coverage at least as favorable, in the aggregate, as the Company’s existing D&O Insurance with respect to matters existing or occurring prior to the Effective Time. If such “tail” prepaid insurance policies are obtained, the Surviving Corporation will maintain such policies in effect until the sixth anniversary of the Effective Time. The Merger Agreement further provides that if “tail” insurance is not obtained, Parent will, and will cause the Surviving Corporation to, maintain in effect, at no expense to the beneficiaries, until the sixth anniversary of the Effective Time for the Indemnified Persons, the D&O Insurance (provided that Parent may substitute therefor policies of at least the same terms, conditions, retentions and levels of coverage and amounts which are, in the aggregate, as favorable to the Indemnified Persons as provided in the D&O Insurance). However, Parent and the Surviving Corporation will not be required to expend for such policies an annualized premium amount in excess of 150% of the annual premiums currently paid by the Company for the D&O Insurance and if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Corporation will, and the Company may, obtain a substantially similar policy with the greatest coverage available for a cost not exceeding such amount.

(b)	Purchaser, its Executive Officers, Directors or Affiliates

Relationship with Purchaser. As set forth in the Schedule TO, Purchaser is a Delaware corporation and a wholly-owned subsidiary of Landry’s. As set forth in the Schedule TO, Tilman J. Fertitta is the Chairman and Chief Executive Officer of Landry’s. Based upon disclosures by Landry’s and the Purchaser, as of November 21, 2011, Mr. Fertitta owned, directly or indirectly, 1,496,281 Shares, representing approximately 10% of the then outstanding Company Common Stock. As a member of a “group” for purposes of Rule 13d-5(b)(1) of the Exchange Act, Purchaser and Landry’s may be deemed to beneficially own the 1,496,281 Shares owned directly or indirectly by Mr. Fertitta. Purchaser and Landry’s disclaim beneficial ownership of such Shares.

The Merger Agreement. The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer, which is being filed as an exhibit to the Schedule TO, are incorporated in this Statement by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Landry’s and the Purchaser in relation to the Offer and the Merger. The Merger Agreement has been provided solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants made as of specific dates by the Company to Landry’s and Purchaser and by Landry’s and Purchaser to the Company. These representations and warranties were made to allocate contractual risk between the parties to the Merger Agreement and not to establish such matters as facts. Moreover, the representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which a party may have the right not to close the Offer or the Merger if certain representations and warranties prove to be untrue due to a change in circumstance or otherwise. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and may be subject to important qualifications and limitations agreed to by the parties thereto.

Non-Disclosure Agreement. Landry’s entered into a letter agreement with the Company, dated as of July 14, 2011 (the “Confidentiality Agreement”), pursuant to which the Company provided Landry’s and its affiliates certain confidential information concerning the business and properties of the Company (the “Evaluation Material”). The Confidentiality Agreement required Landry’s to terminate the Prior Offer. On July 15, 2011,

Landry’s terminated the Prior Offer and issued a press release in connection therewith. The Confidentiality Agreement contains, among other things, standstill provisions (the “Standstill Provisions”) that expire on the earlier of (i) March 31, 2012, (ii) the announcement by the Company that it has entered into a written agreement for the acquisition by another Person of a majority of the Company’s equity securities and/or consolidated assets, provided, that any offer by Landry’s to acquire the Company made after the entry by the Company into such an agreement with another Person must be (A) for a higher aggregate purchase price than the aggregate purchase price agreed to with such other Person (with appropriate adjustments for payments in respect of securities held by Landry’s and its affiliates), (B) for all of the Company’s outstanding securities and/or all or substantially all of the consolidated assets of the Company, (C) supported by customary and standard executed debt commitment letters committing funds sufficient to pay the entire portion of the aggregate purchase price that is debt financed and (D) not subject to Landry’s or its financing sources completion of due diligence, provided, that Landry’s shall have been provided with access to the Company’s due diligence materials for a reasonable period of time during the Company’s sale process, and (iii) the execution by Landry’s and the Company of a definitive transaction agreement for the sale of the Company (the “Period”). During the Period, the Standstill Provisions prohibited Landry’s and its affiliates from, among other things, acquiring Shares, entering into or agreeing, offering, proposing or seeking to enter into agreements regarding an acquisition of the Company, soliciting proxies or seeking to influence any person with respect to the voting of Shares, seeking or proposing to become, designate, replace or remove a member of the Company Board, or advising, assisting, encouraging or acting as a financing source to other parties in connection with an acquisition of the Company. In addition, the Confidentiality Agreement prohibited Landry’s and its affiliates, during the Period, from entering into any exclusivity, lock-up or other agreement with any stockholder of the Company or any person who has the right to vote any Shares that would have restricted the ability of such person to vote such Shares in favor of, or tender such Shares into, any offer involving the Company. The Period ended, and the Standstill Provisions terminated, upon the execution of the Merger Agreement on November 7, 2011.

Representation on the Company Board. The Merger Agreement provides that after the closing of the Offer, Landry’s will be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board equal to the product of (i) the total number of directors on the Company Board and (ii) the percentage of the fully-diluted outstanding Shares owned by Landry’s and/or the Purchaser. The Company has agreed to use its reasonable best efforts to cause Landry’s designees to be elected or appointed to the Company Board. Immediately following the Effective Time, the directors of Purchaser will be the Company’s directors, until the earlier of their resignation or removal. The foregoing summary concerning representation on the Company Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Solicitation/Recommendation

On November 7, 2011, after careful consideration and a thorough review of the Offer with its outside legal and financial advisors, the Company Board, at a meeting duly called and held, by unanimous vote of all directors present at the meeting:

•	determined that the Merger Agreement and the transaction contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders;

•	approved and adopted the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL;

•	declared the advisability of the Merger and the Merger Agreement; and

•	resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and adopt the Merger Agreement.

ACCORDINGLY, THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER AND, IF REQUIRED BY THE DGCL, VOTE THEIR SHARES TO ADOPT THE MERGER AGREEMENT.

A letter to the Company’s stockholders communicating the Company Board’s recommendation and the press release announcing the Offer are attached hereto as Exhibits (a)(7) and (a)(8), respectively.

Background of the Offer and Reasons for Recommendation

Background of the Offer and Merger

The Company’s entry into the Merger Agreement represents the culmination of an auction process that began formally on May 2, 2011, when the Company announced that the Company Board had decided to engage in a sale process as well as a broad evaluation of the Company’s other strategic alternatives. This determination by the Company Board was, in part, a response to an unsolicited tender offer by LSRI Holdings, Inc. (“LSRI”), a Delaware corporation and a wholly owned subsidiary of Landry’s, announced on April 4, 2011 and formally commenced on April 7, 2011.

On March 12, 2009, Mr. Fertitta filed a report of beneficial ownership on Schedule 13D with the Securities and Exchange Commission (the “SEC”) disclosing that he personally had purchased 1,326,033 shares of Company Common Stock, constituting 9.0% of the then outstanding Company Common Stock. The Schedule 13D indicated that Mr. Fertitta initially acquired shares for investment purposes and that he did not then have any plans or proposals with respect to an acquisition of the Company. However, Mr. Fertitta reserved the right subsequently to devise or implement plans or proposals that related to, or would result in, an acquisition of the Company. On November 24, 2010, Mr. Fertitta and Fertitta Entertainment, LLC, of which Mr. Fertitta is the managing member, filed an amendment to his Schedule 13D with the SEC disclosing that Mr. Fertitta had purchased additional shares of Company Common Stock, resulting in combined ownership of 1,476,281 shares, or 9.9%, of the then outstanding Company Common Stock.

On January 10, 2011, Mr. Fertitta filed an initial statement of beneficial ownership on Form 3 disclosing that he had purchased additional shares of Company Common Stock, bringing his ownership to 1,496,281 shares, or 10.1%, of the then outstanding Company Common Stock.

On April 4, 2011 Mr. Fertitta issued a press release announcing that he intended to commence a tender offer (the “Prior Offer”) through LSRI pursuant to which he would acquire not less than 90% and as much as 100% of the outstanding Company Common Stock for $9.25 per Share. This announcement also stated that, upon consummation of the Prior Offer, Landry’s intended to complete a second step merger that would result in the acquisition of all shares of the Company Common Stock not acquired in response to the Prior Offer or previously owned by Mr. Fertitta or his affiliates. Also on this date, Mr. Fertitta sent electronic messages to the Chairman of the Company Board, Douglas L. Schmick, Chief Executive Officer William T. Freeman, and Director James R. Parish, in which Mr. Fertitta proposed to meet with these individuals. These communications are summarized briefly below, and the full text of these communications, and certain other facts relating to the Prior Offer, are set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, filed by the Company on April 20, 2011 (as subsequently amended, the “Prior Schedule 14D-9”). Certain portions of the Prior Schedule 14D-9, constituting the sections entitled “Past Contacts, Transactions, Negotiations and Agreements,” and “The Solicitation or Recommendation—Background of the Offer and Reasons for the Recommendation” are attached hereto as Exhibit (e)(8) and are incorporated herein by this reference.

Also on April 4, 2011, the Company Board held a telephonic meeting that included the Company’s legal counsel, Davis Wright Tremaine LLP (“Davis Wright Tremaine”) and Morris, Nichols, Arsht & Tunnell LLP (“Morris Nichols”). At this meeting the Company Board authorized the engagement of investment banking firm Piper Jaffray & Co. (“Piper Jaffray”) to act as the Company’s financial advisor.

On April 7, 2011, Landry’s formally commenced the Prior Offer, with LSRI filing a Tender Offer Statement on Schedule TO on its own behalf and on behalf of certain of its affiliates identified therein.

On April 8, 2011, the Company Board held a special meeting that included Piper Jaffray and Davis Wright Tremaine. Piper Jaffray presented its initial analysis of the Prior Offer and a qualitative description of various strategic alternatives available to the Company. Also on this date, the Company Board received a letter from Mr. Fertitta in which Mr. Fertitta sought to engage in discussions with the Company Board regarding the Prior Offer.

On April 12, 2011, the Company Board held a special meeting that included Piper Jaffray and Davis Wright Tremaine. Piper Jaffray presented additional analysis of the Prior Offer. Piper Jaffray also presented background materials regarding stockholder rights plans.

On April 13, 2011, the Company issued a press release stating that, consistent with its fiduciary duties and as required by applicable law, the Company Board was reviewing the Offer to determine the course of action that it believed was in the best interests of the Company and its stockholders. The Company advised its stockholders to take no action at that time pending conclusion of the review of the Offer by the Company Board. Also on this date, the Company retained Kirkland & Ellis LLP (“Kirkland & Ellis”) to provide additional legal advice in connection with the Offer.

On April 15, 2011, Landry’s filed a Proxy Statement (the “Withhold Proxy”) in connection with the 2011 Annual Meeting of Stockholders of MSSR (the “2011 Annual Meeting”), seeking stockholders’ authority to withhold their respective votes from being present and counting toward a quorum at the 2011 Annual Meeting, in order to prevent MSSR from conducting business at the 2011 Annual Meeting prior to engaging in discussions with Landry’s with respect to the Prior Offer. Mr. Fertitta and his affiliates initiated various communications in connection with this solicitation until May 4, 2011, when that effort was abandoned.

On April 16, 2011, the Company Board held a special meeting that included Davis Wright Tremaine. At this meeting the Company Board reviewed and discussed with management the Company’s recent financial performance and management’s expectations for future performance. Also, management presented a report on the status of the Company’s branding and reinvestment initiatives, various financial metrics, on the Company’s capital expenditure plans and on recent operating results.

On April 17, 2011, the Company Board again convened a special meeting for the purpose of determining the recommendation, if any, to be made to the Company’s stockholders in response to the Prior Offer. At this meeting the Company Board received a report from Piper Jaffray analyzing the Prior Offer using certain valuation methodologies for the Company and reviewing the financial terms and conditions of the Prior Offer. The directors also received a briefing from Davis Wright Tremaine regarding the terms and conditions of the Prior Offer. The directors then received a briefing from Davis Wright Tremaine, Morris Nichols and Kirkland & Ellis regarding the terms of a proposed stockholder rights plan, and the fiduciary considerations arising in connection with the adoption of such a plan. Following extensive discussion the Company Board unanimously determined that the Prior Offer was not in the best interests of the Company and its stockholders, and determined to recommend that the stockholders reject the Prior Offer. The Company Board resolved to continue to consult with its advisors regarding potential and appropriate next steps that would best serve the interests of the Company and its stockholders. Further, in order to provide the Company adequate time to fully evaluate the strategic alternatives that might be available to and in the best interests of the stockholders, including continuing to pursue the Company’s business strategy, the Company Board voted unanimously to adopt the Company’s Stockholder Rights Plan, dated as of April 20, 2011 between the Company and Computershare Trust Company, N.A., as rights agent (the “Rights Plan”), the form of which is filed herewith as Exhibit (e)(9). The Rights Plan was intended to afford the Company time and latitude to explore its alternatives fully during the pendency of the Prior Offer and any competing proposals not previously approved by the Company Board. The adoption of the Rights Plan was announced in a Current Report on Form 8-K filed on April 21, 2011. The Company Board also approved retention bonuses for certain key personnel, contingent upon those persons remaining employed with the Company through October 18, 2011 and change of control payments payable to certain of the Company’s named executive officers and certain other personnel in the event that within twelve (12) months of a change of control of the Company such officer or employee is terminated without “cause” or for “good reason.” The total amount of retention bonus payments authorized under this plan was $1,773,550, which included stay bonuses of $430,000 and change of control payments of $1,343,550.

On April 20, 2011, the Company formally entered into the Rights Plan and filed the Prior Schedule 14D-9, recommending that stockholders refrain from tendering their Company Common Stock in response to the Prior Offer. The Prior Schedule 14D-9 noted that the Prior Offer was highly conditional, containing a number of conditions to closing that gave Landry’s extensive latitude as to whether, and at what price, to consummate the Prior Offer. The Prior Schedule 14D-9 also noted that the offer price was inadequate, inasmuch as it had been timed to coincide with a trough in the recent price of the Company’s Common Stock, and at a time when the Company had begun a restaurant refinement and service initiative that the Company Board believed would lead to significant enhancements in the Company’s financial performance.

At a special meeting of the Company Board held on April 20, 2011, the Company Board determined that it was in the best interests of the Company and all of its stockholders to engage in a sale process as well as a broad evaluation of the Company’s other strategic alternatives. Also at this meeting, the Company Board designated two directors, James R. Parish and J. Rice Edmonds, to coordinate with management and with the Company’s legal and financial advisors in responding to the Prior Offer and the Company’s actions in connection therewith. These decisions were announced in a Current Report on Form 8-K filed on April 21, 2011, and in an amendment to the Prior Schedule 14D-9 filed on May 10, 2011.

On April 21, 2011, Mr. Fertitta issued a press release in response to the Company’s announcement that the Company Board had rejected the Prior Offer and entered into the Rights Agreement. Mr. Fertitta requested the Copany’s stockholders to authorize Landry’s to withhold their vote at the 2011 Annual Meeting.

On April 22, 2011, the Company filed with the SEC a letter to Company stockholders recommending that Company stockholders reject the Prior Offer and ignore the Withhold Proxy.

On April 26, 2011, Mr. Fertitta issued a press release urging stockholders to stop, look and listen before signing or returning any proxy card distributed by the Company in connection with the 2011 Annual Meeting.

The Company Board held a regularly scheduled meeting on April 26-27, 2011. At this meeting, management provided an update to the Company Board and to Piper Jaffray regarding the Company’s performance, including updated information regarding first-quarter financial performance against internal forecasts and analysts’ estimates. Piper Jaffray subsequently presented an analysis of the Company’s strategic alternatives. Also at this meeting the Company Board resolved to delegate to Messrs. Parish and Edmonds day to day responsibilities for oversight of the Company’s sale process and exploration of strategic alternatives, with an obligation to update the Company Board regularly regarding ongoing developments, and with Mr. Parish taking primary responsibility. In reaching this decision the Company Board considered these directors’ experience in industry and transactional matters, their disinterest with respect to potential strategic alternatives, and their independence with respect to management and change-of-control arrangements. Messrs. Parish and Edmonds were then excused, and the remaining directors discussed the appropriateness and amount of special compensation to be paid to Messrs. Parish and Edmonds. The directors determined that Messrs. Parish and Edmonds should receive special compensation for the services, and delegated to a committee consisting of Mr. Jurgensen and Ms. Deputy the responsibility for determining the amount of such compensation.

On May 2, 2011, the Company announced its financial results for the quarter ended March 30, 2011, which reflected a net loss of $0.7 million on revenues of $84.0 million, representing a decline of approximately 1% in comparison to 2010. The Company’s earnings per share, or EPS, reflected a loss of ($0.04) per Share, falling short of analysts’ consensus estimates of break-even.

On May 5, 2011, a committee consisting of Mr. Jurgensen and Ms. Deputy determined to pay to Messrs. Parish and Edmonds additional compensation including a monthly fee of $15,000 (for Mr. Parish) and $10,000 (for Mr. Edmonds), and an additional $1,250 per day (for Mr. Parish) and $1,000 per day (for Mr. Edmonds) for each day during which those directors spent more than four hours in the exercise of their duties, subject to (i) a monthly cap of $30,000 (for Mr. Parish) and $22,000 (for Mr. Edmonds) and (ii) periodic review by the committee and reports to the Company Board at each subsequent regular meeting thereof. These amounts are in addition to payments of $45,000 to Mr. Parish and $20,000 to Mr. Edmonds for services rendered from April 4, 2011 to April 30, 2011. The committee also determined that the time that Messrs. Parish and Edmonds spend at Company Board meetings does not count towards the four hour requirement described in the preceding sentence. This determination was disclosed in a Current Report on Form 8-K filed by the Company on May 10, 2011 and in an amendment to the Prior Schedule 14D-9 filed that same day. The daily compensation and monthly retainer have subsequently been approved and extended to continue through the closing of the Merger, and is in addition to expenses to be reimbursed to these directors.

Beginning on April 28, 2011, the Company, in consultation with Piper Jaffray, and its legal advisors, Davis Wright Tremaine, Kirkland & Ellis and Morris Nichols, commenced an evaluation of the Company’s strategic alternatives. These alternatives included a return of capital to stockholders by means of a special dividend or a stock repurchase program; a sale of the Company through an auction process; the acquisition of one or more companies that might be complementary to the Company’s business; and a stand-alone strategy whereby the Company would continue to pursue and, as necessary, refine and adapt, its previously announced business strategy. The Company Board determined that it would be in the best interests of the Company and its stockholders to evaluate these various alternatives simultaneously. Also on this date, with respect to the auction process, representatives of Piper Jaffray commenced preparation of a confidential information memorandum in collaboration with the Company’s management.

On May 2, 2011, the Company issued a press release announcing that the Company Board had determined to engage in a sale process as well as a broad evaluation of the Company’s other strategic alternatives, with the assistance of its financial and legal advisors, to enhance value for all of the Company’s stockholders.

On May 4, 2011, the Company filed with the SEC an investor presentation in connection with the Prior Offer. Also on May 4, 2011, the Company issued a press release announcing the filing of the investor presentation and reiterating its recommendation that Company stockholders reject the Prior Offer and vote for the Company Board at the 2011 Annual Meeting.

Also on May 4, 2011, Mr. Fertitta and Landry’s sent a letter to the Company Board and issued a press release in response to the Company’s announcement that it had begun a sale process. In the letter and press release, Mr. Fertitta and Landry’s announced that Landry’s would participate in the sale process and withdraw its Withhold Proxy.

The confidential information memorandum was completed on June 9, 2011. The Company’s legal advisors prepared a form of nondisclosure and standstill agreement to be delivered to prospective bidders, and beginning on June 8, 2011, Piper Jaffray contacted a total of 118 prospective buyers, consisting of 16 prospective strategic buyers and 102 prospective financial buyers.

Of those 118 prospective buyers, a total of 50, which included 46 prospective financial buyers and 4 prospective strategic buyers, executed a nondisclosure and standstill agreement and received and reviewed a copy of the confidential information memorandum. Among these was Landry’s, with which the Company negotiated a nondisclosure and standstill agreement dated July 14, 2011 that required Landry’s and its affiliates (including LSRI, bidder in the Prior Offer) to withdraw the Prior Offer. The nondisclosure and standstill agreement provided that the standstill would terminate upon the earlier of (i) March 31, 2012, (ii) the announcement that MSSR has entered into a written agreement with a third party for the sale of the Company, and (iii) the execution by Landry’s and the Company of a definitive agreement for the sale of the Company; provided that the clauses of the standstill relating to the nomination of directors would expire 10 days prior to the nomination deadline for stockholders to elect directors at the Company’s 2012 annual meeting of stockholders, to the extent not already expired. Landry’s had previously extended the Prior Offer from its original expiration date of May 31, 2011 to July 29, 2011; however, pursuant to the standstill agreement, Landry’s withdrew the Prior Offer on July 15, 2011 and issued a press release announcing the withdrawal.

The Company Board held a regularly scheduled meeting on July 27-28, 2011, with representatives of Piper Jaffray and Davis Wright Tremaine present. At this meeting management offered a detailed update on the Company’s financial performance and projections, and management and the Company Board engaged in extensive discussions about the current status of the Company’s exploration of strategic alternatives. Management reported that the Company’s financial performance had continued to fall short of management’s expectations, and the directors asked questions of management and the Company’s advisors about the advisability of a potential stand-alone strategy whereby the Company would continue to pursue and, as necessary, to refine and adapt, its previously announced business strategy, as well as the risks and uncertainties associated with such a strategy. These risks and uncertainties included the continuing general economic weakness on the Company’s business and target customers, and the resulting difficulties in predicting the Company’s future performance and meeting established operating targets. Representatives of Piper Jaffray communicated to the Company Board that based on the results of the auction process at that time, none of the strategic buyers contacted in the process, other than Landry’s, had expressed significant interest in pursuing a transaction with the Company. Piper Jaffray also described its analysis of the other strategic alternatives available to the Company. In evaluating the return of capital to stockholders by means of an extraordinary dividend, leveraged recapitalization, or stock repurchase plan, Piper Jaffray noted that the success of any such strategy would depend, at least in part, on improvements in the Company’s financial performance.

On August 4, 2011 the Company announced its earnings for the three- and six-month periods ended June 29, 2011. Second quarter revenues declined 1.1% in comparison to the same quarter of 2010, resulting in part in a 2.7% decline in same-store sales. Adjusted for impairment and restructuring charges, and certain costs associated with the sale process and exploration of alternatives, net income was $1.4 million in the second quarter of 2011 compared to net income of $1.3 million in the same period of 2010.

Of the 49 prospective buyers that executed nondisclosure and standstill agreements and reviewed the confidential information memorandum, 44 failed or declined to submit a first round expression of interest. Written expressions of interest were received from four prospective buyers in late July, 2011, with one additional strategic buyer verbally indicating interest in the Company. Beginning on August 15, 2011, each of the remaining five prospective acquirors was granted access to an electronic datasite containing detailed business, financial and legal information about the Company and its operations. Access to this datasite was granted to Landry’s on August 15, 2011. The five bidders, consisting of Landry’s, one other prospective strategic buyer, and three prospective private equity buyers, participated in management meetings with William T. Freeman, the Company’s Chief Executive Officer, and Michelle M. Lantow, the Company’s Chief Financial Officer, during the weeks of August 16 and August 22, 2011. This series of meetings included a meeting between Mr. Freeman and Ms. Lantow with executives of Landry’s senior management team on August 18, 2011.

Following management meetings, three of the prospective buyers, including the other prospective strategic buyer, indicated that they did not have an interest in pursuing a transaction. Beginning on September 8, 2011, Piper Jaffray transmitted final bid instruction letters and a draft merger agreement to the remaining interested parties, including Landry’s, with instructions that the final bids were due on September 23, 2011. Landry’s received these materials on September 16, 2011. Of the two remaining parties, one indicated that it did not have an interest in pursuing a transaction after receiving the final bid instruction letter. Landry’s, the sole remaining interested party, submitted an indicative bid of $8.75 per share on September 25, 2011, accompanied by a mark-up of the draft merger agreement. This proposal contemplated that the acquisition would be structured as a merger without an initial tender offer. The proposal also was conditioned upon further due diligence, and included a request for a two-week exclusivity period during which confirmatory due diligence would be completed. The Landry’s proposal also included an undertaking to deliver a debt financing commitment letter at the time of entry into a binding definitive merger agreement.

After discussing this bid with Messrs. Parish and Edmonds and with the Company’s legal advisors, representatives of Piper Jaffray contacted Landry’s financial advisor on September 28, 2011 to express disappointment with the bid and to inquire as to the reasons for the price reduction to $8.75 per share from the $9.25 per share figure contained in the Prior Offer. Piper Jaffray also discussed with Landry’s financial advisor the Company Board’s concerns about the consummation risk posed by Landry’s lack of committed financing for the transaction. Piper Jaffray also conveyed the Company Board’s position that Landry’s proposed two-week exclusivity period was unacceptable because of the continuing discussions on price, the lack of committed financing and continuing negotiations regarding the terms proposed by Landry’s. Landry’s representative indicated that the decrease in price resulted from a decline in the Company’s financial performance during the first and second quarter of 2011. On September 27, 2011, a financial acquirer that had not submitted an expression of interest, verbally conveyed to Piper Jaffray that a business combination involving the Company and a restaurant company in which the financial acquirer was contemplating a significant investment might be possible. At the direction of the Company Board, Piper Jaffray pursued discussions with this party through October, but the party finally indicated that there was low likelihood of the business combination materializing in the near-term or perhaps at all, and discussions with that prospective financial acquiror then terminated. In a subsequent call with Piper Jaffray on September 29, 2011, Landry’s financial advisor indicated Landry’s willingness to deliver to the Company and its advisors a draft of Landry’s financing commitment letter with Jefferies & Co.

On October 2, 2011 the Company Board held a meeting via teleconference to discuss the most recent Landry’s bid with the Company’s legal and financial advisors. The Company Board also received a preliminary report from management regarding the Company’s third-quarter financial performance, which indicated that comparable-store sales for the quarter had been disappointing. Nonetheless, the Company Board determined that the Landry’s bid of $8.75 per share did not represent a compelling offer for the holders of the Shares, particularly in light of the lack of committed financing for the transaction and the fact that both Landry’s and its financing sources required further diligence on the Company. After a briefing by Kirkland & Ellis regarding the merger agreement terms proposed by Landry’s, the Company Board also determined that a number of those proposed terms were unacceptable to the Company, particularly to the extent they created conditionality for the transaction and thus posed an unacceptable risk of non-consummation of a transaction at an acceptable price and within an acceptable time. The Company Board directed Piper Jaffray to communicate these matters to Landry’s, and directed the Company’s legal advisors to negotiate with Landry’s counsel in an effort to resolve the primary outstanding issues under the merger agreement.

Piper Jaffray contacted Landry’s financial advisor on October 2, 2011 and communicated the Company Board’s concerns regarding Landry’s proposal. After conferring with Landry’s, Landry’s financial advisor informed Piper Jaffray on October 3, 2011 that Landry’s would not propose an increase in its offer price unless the Company indicated what price would be acceptable. Further, Kirkland & Ellis communicated the material concerns over Landry’s draft of the merger agreement to Landry’s counsel on October 4, 2011, the principal aspects of which were the potential delays associated with a shift to a merger-only structure and the potential consummation risk that arose based upon certain aspects of Landry’s proposed representations, warranties, covenants and closing conditions.

On October 3, 2011, Landry’s delivered a supplemental letter to the Company Board, reiterating its final and best offer to acquire the Company for $8.75 per Share. In this letter, Landry’s reiterated that the reduced offer price of $8.75 per Share was based on the continued decline in the Company’s financial performance compared to the projections set forth in the Company’s confidential offering memorandum and management presentation. In the supplemental letter, Landry’s again requested a two week exclusivity period to complete its confirmatory due diligence and indicated that Landry’s would deliver a financing commitment letter regarding funding for the transaction at the time of signing a definitive agreement with the Company. Landry’s requested a response from the Company regarding exclusivity by the close of business on October 5, 2011.

Kirkland & Ellis communicated the principal concerns regarding Landry’s draft of the merger agreement to Landry’s counsel on October 4, 2011, including the potential delay associated with a one-step merger structure

(as opposed to a two-step tender offer/merger structure) and the potential consummation risk that would exist if certain aspects of Landry’s proposed representations, warranties, covenants and closing conditions were accepted.

The Company Board convened in a special meeting via teleconference on October 6, 2011 to discuss an appropriate counter-offer to Landry’s regarding price, and received an analysis from Piper Jaffray regarding the Company’s financial performance and valuation, as well as valuations generally in the restaurant industry. The Company Board also received an update from management regarding the Company’s third quarter financial performance in which management reported that preliminary data suggested the Company’s comparable store revenues, EBITDA (earnings before interest, taxes, depreciation and amortization) and earnings would fall short of analysts’ consensus estimates. During the meeting, the Company Board also discussed the conditionality of the proposed transaction with Landry’s and the risk of non-consummation. The Company Board directed the Company’s counsel and financial advisors to negotiate with Landry’s and its advisors to limit, to the greatest extent possible, the conditionality of Landry’s proposal. In addition, the Company Board decided to make a counter-offer to Landry’s of $9.50 per share. Piper Jaffray contacted Landry’s financial advisor on the evening of October 6, 2011 to communicate the Company Board’s position, and Kirkland & Ellis reiterated to Landry’s counsel the Company’s concerns over the conditionality of the proposed transaction and its views regarding the outstanding legal issues that same day.

On October 9, 2011 Landry’s financial advisor informed Piper Jaffray that Landry’s could not respond to the Company’s $9.50 per share counter-proposal until it had a chance to examine the Company’s third-quarter financial results. This information was provided to Landry’s on October 14, 2011 through Piper Jaffray. On October 17 and October 18, 2011 Landry’s financial advisor raised questions with Piper Jaffray regarding the Company’s third quarter financial performance, and Piper Jaffray responded to those questions after consulting with the Company’s management.

On October 20, 2011 Landry’s transmitted to Douglas L. Schmick, the Company’s Chairman, a letter stating that $8.75 per Share was Landry’s “final and best offer.” In the letter, Landry’s indicated that this price was based on Landry’s view that the Company would fail to achieve its financial projections for 2011, which had previously been provided to Landry’s. Specifically, Landry’s indicated that it believed the Company would fail to meet its 2011 EBITDA target based on the Company’s financial performance as of September 30, 2011 and Landry’s estimate of the Company’s performance in the fourth quarter of 2011. Landry’s estimated the EBITDA short fall to be between $2.5 million and $3.5 million, equating to a 10% to 15% decrease in adjusted EBITDA from the 2011 projected EBITDA that was provided in the confidential information memorandum. These projections are discussed below under Item 8—“Additional Information—Certain Company Projections.” Landry’s again requested a two-week exclusivity period for confirmatory due diligence, but agreed to a two-step tender offer/merger structure. After discussing the contents of this letter with Messrs. Parish and Edmonds and the Company’s counsel, and based upon prior communications among the Company Board members, Piper Jaffray was directed to respond to Landry’s financial advisor that the $8.75 per Share price continued to be unacceptable. Piper Jaffray communicated this position to Landry’s representative on October 20, 2011.

On October 21, 2011 Landry’s financial advisor contacted Piper Jaffray to communicate that Landry’s had agreed to increase its bid price to $8.90 per share, but that this offer would expire at the end of the day on October 21, 2011. Landry’s also agreed to furnish the Company and its counsel with a draft of a financing commitment letter from Jefferies & Co. Piper Jaffray reported this discussion to Messrs. Parish and Edmonds, who requested that Mr. Schmick convene a special Company Board meeting for October 23, 2011.

At the October 23, 2011 telephonic board meeting, Messrs. Parish and Edmonds, along with the Company’s legal and financial advisors, reported to the Company Board on Landry’s latest proposal. During this meeting Piper Jaffray updated the Company Board on the discussions of October 21, 2011 in which Landry’s had indicated it would raise its offer price to $8.90. Representatives of Kirkland & Ellis reported on the most recent discussions with Landry’s counsel regarding outstanding issues under the merger agreement. The Company Board indicated that although some progress had been made regarding resolution of the outstanding issues under the agreement, a number of Landry’s proposed terms continued to be unacceptable. The Company Board instructed Piper Jaffray to indicate to Landry’s that it should submit its best offer and terms to be considered at the regular Company Board meeting scheduled for October 26-27, 2011. Following the telephonic Company Board meeting on October 23, 2011, Piper Jaffray communicated the Company Board’s position to Landry’s representative and also expressed concerns about the risk of non-consummation represented by the lack of committed financing and Landry’s proposed merger agreement terms. Landry’s representative indicated that he would convey these concerns to Landry’s and would respond promptly. Landry’s counsel delivered a draft of Jefferies’ financing commitment letter to the Company’s counsel on October 24, 2011.

During the period from October 24 to October 26, 2011, representatives of Kirkland & Ellis continued to negotiate with Landry’s counsel regarding provisions of the draft merger agreement that the Company Board believed raised continued consummation and timing risk.

On October 26, 2011, a representative of Landry’s indicated to Piper Jaffray that Landry’s best offer was $8.90 per share. On October 27, 2011 the Company Board convened in a regular meeting. Present at this meeting were representatives of Piper Jaffray, Davis Wright Tremaine, Kirkland & Ellis and Morris Nichols, along with members of the Company’s management. Piper Jaffray reviewed the status of negotiations with Landry’s, indicating among other things that Landry’s financial advisor had expressed Landry’s willingness to address the Company Board’s concerns over consummation risk and a number of other outstanding issues under the merger agreement. Piper Jaffray also presented an analysis of the $8.90 per Share offer from Landry’s. The Company Board instructed Piper Jaffray to indicate to Landry’s representative that $8.90 per Share would be acceptable if the parties were able to reach agreement on the other terms of the transaction. Piper Jaffray communicated this to Landry’s representative on October 27, 2011.

From October 28 through November 7, 2011, Landry’s and its legal and financial advisors, as well as representatives of Jefferies & Co., continued confirmatory due diligence. Kirkland & Ellis and Landry’s counsel continued to negotiate to resolve the remaining issues in the merger agreement. Also during this period the Company’s counsel was afforded an opportunity to review and comment upon Landry’s financing commitment letter, and to review Landry’s financial statements, credit agreement and note indenture. Landry’s conducted meetings at the Company’s offices with members of the Company’s management and corporate staff during the period from November 2-4, 2011.

On November 4, 2011, Landry’s representative contacted Piper Jaffray and indicated that as a result of its confirmatory due diligence, it was decreasing its offer price to $8.50 per Share, indicating that this reduced price took into account concerns over certain potential employment-related claims against the Company discovered during the confirmatory due diligence process and the continuing decline in performance as compared to management’s projections. At the direction of Messrs. Parish and Edmonds, representatives of Piper Jaffray communicated to Landry’s representative that this price was unacceptable. Later on November 4, 2011, Landry’s representative contacted Piper Jaffray and indicated that Landry’s would increase its offer price to $8.75 per share.

The Company Board convened in a special meeting on November 6, 2011 to consider the revised offer price and the proposed merger agreement. At this meeting, the Company Board received an updated financial analysis from Piper Jaffray, based upon the offer price of $8.75 and upon management’s updated financial projections summarized below under Item 8—“Additional Information—Certain Company Projections.” The Company Board received a thorough briefing from its legal advisors regarding the terms set forth in the Merger Agreement, including the favorable resolution of the terms that had, in the view of the Company Board, given rise to unacceptable consummation risk. The Company Board also received a briefing from its legal advisors regarding the directors’ fiduciary duties relating to the approval of the Merger Agreement, including the “fiduciary out” provision that, in certain circumstances, permits the Company to terminate the Merger Agreement and abandon the transaction to accept a superior offer, as well as the related termination fee. As the parties were continuing to negotiate the final terms of the Merger Agreement, the meeting was adjourned to November 7, 2011.

Prior to the meeting being re-convened on November 7, Landry’s counsel conveyed a request from Landry’s to permit Landry’s to extend the Offer for one period of ten business days from the original expiration date; provided that Landry’s would agree to waive certain material closing conditions and would deposit into an escrow account the amount of cash necessary to pay the full purchase price for the Shares. After reporting this proposal to the Company Board, Kirkland & Ellis negotiated the specific terms regarding this extension right and the related waiver of closing conditions and escrow arrangements. The meeting was re-convened and Kirkland & Ellis updated the Company Board on the resolution of the remaining outstanding issues under the merger agreement (including the terms of the extension right) and confirmed that the agreement was in final form. Representatives of Piper Jaffray confirmed that there had arisen no changes in circumstances that would affect the financial analysis presented on November 6. Piper Jaffray then delivered its oral opinion, later confirmed in a written opinion dated November 7, 2011, that the Offer Price was fair, from a financial point of view, to the holders of Shares (other than Landry’s, Purchaser and their respective affiliates). The full text of the written opinion of Piper Jaffray, which sets forth the assumptions made, procedures followed, matters considered, and limitations on the review undertaken in connection with such opinion, is attached as Annex B. Following this presentation the Company Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously recommended that the holders of Shares (other than Landry’s, Purchaser and their respective affiliates) tender their Shares in response to the Offer and, if submitted to a vote of the stockholders, that they vote to adopt the Merger Agreement.

Following the vote of the Company Board, the Company entered into the Merger Agreement and, on November 7, 2011 the Company and Landry’s issued separate public announcements regarding their entry into the Merger Agreement. Simultaneously, the Company issued its earnings announcement for the third quarter of 2011, which included a 4.2% decline in net sales and a 1.0% decline in comparable-store sales in comparison to the same quarter of 2010. As a result, the Company recorded a net loss of $2.5 million in the third quarter of 2011, in comparison to net income of $1.0 million in the same period of 2010. Also on November 7, 2011 the Company announced an amendment to its Fifth Amended and Restated Revolving Credit Agreement which, among other things, resulted in a reduction of the applicable borrowing limit from $40.0 million to $25.0 million, adjusted certain financial covenants, and provided for certain accommodations relating to costs associated with the Company’s exploration of strategic alternatives.

The Offer was commenced by Landry’s on November 22, 2011, and this Statement was filed that same day.

Reasons for Recommendation

In reaching the conclusions and in making the recommendation described in this Statement, the Company Board carefully and thoroughly considered the Offer, consulted with management of the Company and the Company’s independent financial advisors and legal counsel, and took into account numerous factors, including but not limited to the factors listed below. The Company Board has unanimously determined that the Offer is fair to and in the best interests of the stockholders other than Landry’s and its affiliates, for the reasons set forth below, and recommends that the stockholders other than Landry’s tender their shares in response to the Offer.

The Company Board unanimously recommends that the stockholders (other than Landry’s and its affiliates) tender their shares in response to the Offer for the following reasons:

1.	Substantial and Immediate Cash Value.

The Company Board unanimously determined that, after a broad and comprehensive evaluation of strategic alternatives, the Offer Price of $8.75 per share offered immediate and certain value and was fair, from a financial point of view, to the Company’s stockholders other than Landry’s and its affiliates. The Company Board’s determination in this regard was based in part on the views of Piper Jaffray. A summary of the analysis performed by Piper Jaffray is set forth below under “Factors Considered by the Company Board—Opinion of Financial Advisor” and the text of Piper Jaffray’s opinion is set forth in Annex B and incorporated herein by reference.

2.	Opinion of Piper Jaffray.

The oral opinion of Piper Jaffray to the Company Board on November 7, 2011, which was subsequently confirmed in writing, that, as of that date and based upon and subject to the factors and assumptions set forth therein, the $8.75 per Share cash consideration to be paid to the holders (other than Landry’s and its affiliates) of Company Common Stock in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of Piper Jaffrays’ written opinion is attached hereto as Annex B. For further discussion of the Piper Jaffray opinion, see “—Opinion of Financial Advisor” below.

3.	Significant Premium to Market Price.

The Company Board noted that the Offer Price of $8.75 per Share in cash represented a significant premium over the market prices at which the Company Common Stock had previously traded, including a premium of approximately:

•	29% over the closing market price of the Shares on November 7, 2011, the last full trading day prior to the date on which the Company Board met to approve the Offer and the Merger;

•	28% over the average closing price of the Company Common Stock for the 30-day period prior to November 7, 2011;

•	31% over the average closing price of the Company Common Stock for the 90-day period prior to November 7, 2011; and

•	22% over the highest closing price of the Company Common Stock during the 30-day period prior to November 7, 2011.

4.	Certainty of Value.

The fact that the Offer Price and the Merger Consideration to be received by the Company’s stockholders in the Offer and the Merger will consist entirely of cash, for which Landry’s has arranged financing, which will provide liquidity and certainty of value to the Company’s stockholders.

5.	Likelihood of Consummation.

The likelihood that the Offer will be completed and the Merger will be consummated, based on, among other things, the limited number of conditions to the Offer and the Merger, the absence of a financing condition, Landry’s representation that it has sufficient financial resources to pay the aggregate Offer Price and consummate the Merger, the receipt by Landry’s of a financing commitment letter from Jefferies & Co., which had been reviewed by the Company’s counsel, the relative likelihood of obtaining required regulatory approvals, and the remedies available to the Company under the Merger Agreement in the event of various breaches by Landry’s or Purchaser, including the availability of specific performance.

6.	Comprehensive Review of Strategic Alternatives.

The fact that the Company, in consultation with its financial and legal advisors, conducted a comprehensive evaluation of the Company’s strategic alternatives. These alternatives included a return of capital to stockholders by means of a special dividend or a stock repurchase program; a sale of the Company through an auction process (which included the active solicitation of 118 parties and the participation of 49 prospective buyers in the diligence process); the acquisition of one or more companies that might be complementary to the Company’s business; or a stand-alone strategy whereby the Company would continue to pursue and, as necessary, to refine and adapt, its previously announced business strategy. The Company Board discussed the potential benefits to the Company’s stockholders of these alternatives, and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the Company Board’s assessment that none of these alternatives was reasonably likely to present superior opportunities for creating greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks.

7.	The Company’s Operating and Financial Condition; Prospects of the Company.

The fact that in determining that the $8.75 per Share offer is fair to the Company’s stockholders, the Company Board also took into account the Company’s and the restaurant industry’s recent financial performance and future prospects, general business and economic conditions and higher commodity inflation. In particular, the Company Board considered that the Company has experienced only modest growth in revenues, per-customer check size and comparable store sales since beginning to implement its strategic revitalization plan earlier in 2011, and the continued implementation of the plan involved significant additional work and considerable execution risk. The Company Board also considered that the transaction with Landry’s would allow stockholders to receive a significant premium to recent trading prices while eliminating the risks and uncertainties inherent in the Company’s ongoing standalone business plan.

8.	Ability to Accept Superior Transaction.

The terms and conditions of the Merger Agreement, including the Company’s ability to consider and respond to, under certain circumstances specified in the Merger Agreement, a written proposal for an acquisition transaction from a third party prior to the Acceptance Time, and the Company Board’s right, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal, upon payment of a termination fee of $3.9 million (approximately 3% of the equity value of the transaction), which is within the customary range of termination fees payable in similar transactions.

9.	Tender Offer Structure.

The fact that the transaction is structured as a tender offer, which can be completed, and the cash Offer Price can be delivered to the Company’s stockholders, on a prompt basis, reducing the period of uncertainty during the pendency of the contemplated transactions, and the fact that the Merger Agreement requires Purchaser, if it acquires a majority of the fully-diluted outstanding Shares in the Offer, to consummate a second-step Merger in which the Company’s stockholders who do not tender their Shares in the Offer will receive cash consideration equal to the Offer Price. If a certain number of shares of Company Common Stock are tendered, the Purchaser will exercise the Top-Up to purchase additional number of shares of Company Common Stock sufficient to cause the Purchaser to own 90% of the shares of Company Common Stock outstanding after the Offer, which would permit the Purchaser to close the Merger (as a short-form merger under Delaware law) more quickly than alternative structures.

10.	Extension of Offer.

The fact the Merger Agreement contains limited rights to terminate the Offer, and otherwise requires Purchaser to extend the Offer beyond the initial expiration date if the conditions to Purcahser’s obligations to close the Offer were not satisfied as of such date. If Purchaser extends the Offer under certain circumstances, prior to the public announcement of such extension, Landry’s and Purchaser must: (i) irrevocably waive (A) all of the conditions to the Offer (other than (1) the Minimum Tender Condition, which may be waived by Landry’s and Purchaser only with the prior written consent of the Company, and (2) the condition that there not be any legal restraint in effect enjoining or otherwise preventing or prohibiting the consummation of the Offer or the Merger), (B) Landry’s right to terminate for the Company’s breach of a representation, warranty or covenant under the Merger Agreement, and (C) the condition that the waiting period applicable to the Merger under the HSR Act and applicable foreign antitrust laws shall have expired or been terminated, and (ii) deposit into an escrow account, the aggregate funds necessary to consummate the Offer and the Merger, the release of which shall be conditioned only upon the occurrence of the acceptance for payment by Purchaser of shares of Company Common Stock pursuant to the Offer.

11.	Appraisal Rights.

The availability of statutory appraisal rights under the DGCL in the Merger for the Company’s stockholders who do not tender their Shares in the Offer and who otherwise comply with all the required procedures under Delaware law.

The Company Board also considered a variety of potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement, including the following:

1.	No Stockholder Participation in Future Growth or Earnings.

The nature of the transaction as a cash transaction would prevent the Company’s stockholders from participating in any future earnings or growth of the Company and benefiting from any appreciation in the value of the Company.

2.	Taxable Consideration.

The fact that the all-cash consideration in the transaction would be generally taxable to the Company’s stockholders.

3.	Effects of Failure to Complete Transactions.

The risks and costs to the Company if the Offer does not close, including the diversion of management and employee attention, employee attrition and the effect on the Company’s relationships with vendors, customers and others that do business with the Company, among other potential negative effects on the Company if the Offer is not completed.

4.	Interim Restrictions on Business.

The operational restrictions imposed on the Company pursuant to the Merger Agreement between signing and closing (which may delay or prevent the Company from undertaking business opportunities that may arise pending the completion of the transaction).

5.	Potential Conflicts of Interest.

The fact that the executive officers and directors of the Company may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s stockholders.

6.	Termination Fee.

The terms and conditions of the Merger Agreement providing for a termination fee of $3.9 million that could become payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal.

7.	No Solicitation.

The terms and conditions of the Merger Agreement restricting the Company’s ability to solicit competing proposals.

The Company Board concluded that the risks and other potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

The foregoing discussion of the information and factors considered by the Company Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Company Board in reaching its conclusions and recommendations. The members of the Company Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and considered the advice of the Company’s financial and legal advisors as well as management forecasts. In light of the number and variety of factors that the Company Board considered, the members of the Company Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Company Board was made after considering the totality of the information and factors involved. In addition, individual members of the Company Board may have given different weight to different factors. In light of the factors described above, the Company Board has unanimously determined that the Offer is in the best interest of the Company and its stockholders and unanimously recommends that the stockholders accept the Offer and tender their Shares pursuant to the Offer.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all Shares of Company Common Stock held of record or beneficially by them pursuant to the Offer (other than Shares of Company Common Stock as to which such holder does not have discretionary authority, Shares of Company Common Stock which may be retained in order to facilitate estate and tax planning dispositions and Shares underlying the Common Stock Options) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement.

Factors Considered by the Company Board

Opinion of Financial Advisor

Pursuant to an engagement letter dated April 7, 2011, the Company retained Piper Jaffray & Co. to deliver its opinion as to the fairness, from a financial point of view, to the holders of Shares of the consideration to be received in the Offer and the Merger. At a meeting of the Company Board on November 7, 2011, Piper Jaffray issued its oral opinion to the Company Board, later confirmed in a written opinion of the same date, that based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written opinion and based upon such other factors as Piper Jaffray considered relevant, the Offer Price is fair, from a financial point of view, to the holders of Shares (other than Landry’s and any of its affiliates) as of the date of the opinion.

The full text of the written opinion of Piper Jaffray, dated November 7, 2011, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray in rendering its opinion, is attached as Annex B and is incorporated by reference herein. The Piper Jaffray opinion addresses only the fairness, from a financial point of view and as of the date of the opinion, of the Offer Price to the holders of Shares, other than Landry’s and any of its affiliates. Piper Jaffray’s opinion was directed solely to the Company Board in connection with its consideration of the Offer and the Merger and was not intended to be, and does not constitute, a recommendation to any holders of Shares as to how such holders should act or tender their Shares in the Offer or how any such holder of Shares should vote at the stockholders’ meeting, if any, held in connection with the Merger or any other matter.

In connection with rendering the opinion described above and performing its financial analyses, Piper Jaffray, among other things:

•	reviewed and analyzed the financial terms of the Merger Agreement dated November 7, 2011;

•	reviewed and analyzed certain financial and other data with respect to the Company which was publicly available;

•

reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were publicly available, as well as those that were furnished to Piper Jaffray by the Company;

•

conducted discussions with members of senior management and representatives of the Company concerning the two immediately preceding matters described above, as well as its business and prospects before and after giving effect to the Offer and the Merger;

•	reviewed the current and historical reported prices and trading activity of the Shares and similar information for certain other companies deemed by Piper Jaffray to be comparable to the Company;

•

reviewed valuation multiples and other financial data for the Company and compared them to certain publicly traded companies which Piper Jaffray believed were similar to the Company’s size and business profile;

•	compared the financial performance of the Company with that of certain other publicly traded companies that Piper Jaffray deemed relevant; and

•	reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Piper Jaffray deemed relevant.

In addition, Piper Jaffray conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Piper Jaffray deemed necessary in arriving at its opinion.

The following is a summary of the material financial analyses performed by Piper Jaffray in connection with the preparation of its fairness opinion, which was reviewed with, and formally delivered to, the Company Board at a meeting held on November 7, 2011. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of the analyses performed by Piper Jaffray or of its presentation to the Company Board on November 7, 2011.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by Piper Jaffray. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Piper Jaffray or the Company Board. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 7, 2011, and is not necessarily indicative of current market conditions.

For purposes of its analyses, Piper Jaffray calculated (i) the Company’s equity value implied by the Offer Price to be approximately $131.6 million, based on approximately 15.0 million shares of common stock and common stock equivalents outstanding, consisting of options and restricted stock, calculated using the treasury stock method, and (ii) the Company’s enterprise value (“EV”) (for the purposes of this analysis, implied EV equates to implied equity value, plus debt and capital leases, less cash) to be approximately $133.2 million.

Financial Analyses

Selected Public Companies Analysis

Piper Jaffray reviewed selected historical financial data of the Company and compared them to corresponding financial data, where applicable, for public companies in the restaurant industry sector which Piper Jaffray believed were similar to the Company’s business and financial profile. Piper Jaffray selected companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	casual and fine dining restaurant companies that primarily operate company-owned restaurants; and

•	companies that have an enterprise value less than $1.0 billion.

Based on these criteria, Piper Jaffray identified and analyzed the following selected companies:

•	Ark Restaurant Corp.

•	Bravo Brio Restaurant Group

•	Morton’s Restaurant Group

•	O’Charley’s

•	P.F. Chang’s China Bistro

•	Red Robin Gourmet Burgers

•	Ruby Tuesday

•	Ruth’s Hospitality Group

For the selected public companies analysis, Piper Jaffray compared last twelve months (“LTM”) valuation multiples as implied by the Offer Price and the Company’s corresponding EBITDA (calculated throughout as earnings before interest, taxes, depreciation and amortization and stock-based compensation), on the one hand, to valuation multiples for the selected public companies derived from their closing prices per share on November 7, 2011 and corresponding EBITDA, on the other hand. Also, for the selected public companies analysis, Piper Jaffray compared LTM valuation multiples as implied by the Offer Price and the Company’s corresponding earnings per share, on the one hand, to valuation multiples for the selected public companies derived from their closing prices per share on November 7, 2011 and corresponding earnings per share, on the other hand.

Selected Restaurant Public Companies
	MSSR(1)	Min	1st Quartile	Mean	Median	3rd Quartile	Max
Enterprise Value / LTM EBITDA(2)(3)	6.9x	5.0x	5.7x	6.4x	6.1x	6.6x	9.8x
LTM P/E Multiple(2)(4)	39.8x	12.0x	14.2x	17.3x	17.6x	19.8x	23.4x

(1)	Based on the Offer Price.
(2)	LTM EBITDA and EPS for the Company was for the twelve months ended September 28, 2011. LTM EBITDA and EPS for the selected restaurant public companies were for the twelve months ended based on the most recent 10-Q or 10-K filed as of the date of Piper Jaffray’s opinion.
(3)	EBITDA for the Company and for the selected restaurant public companies were adjusted for certain non-recurring and one-time items.
(4)	Piper Jaffray determined that the Price/Earnings ratios were not meaningful, and therefore omitted them, if they were negative. Accordingly, the results of one selected restaurant public company were omitted from the LTM Price/Earnings multiple.

The selected public companies analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of the Company based on the Offer Price were within or above the range of valuation multiples of the selected companies when comparing the ratio of EV to LTM EBITDA and the Offer Price to LTM earnings per share.

No company utilized in the selected public companies analysis is identical to the Company. In evaluating the selected public companies, Piper Jaffray made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters.

Selected M&A Transaction Analysis

Piper Jaffray reviewed M&A transactions involving target companies in the restaurant industry sector and which Piper Jaffray believed were comparable to the Company’s financial profile. Piper Jaffray selected these transactions based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	restaurant companies that primarily operate company-owned restaurants and that have no significant franchising or owned real estate;

•	transactions that were announced between January 1, 2008 and the date of Piper Jaffray’s opinion;

•	targets with transaction enterprise values greater than $50.0 million and less than $1.0 billion; and

•	transactions in which the acquiring company purchased a controlling interest of the target.

Based on these criteria, Piper Jaffray identified the following 16 transactions:

Target	Acquiror
NPC International	Olympus Partners
Eddie V’s Prime Seafood and Wildfish Seafood Grille	Darden Restaurants
Uncle Julio’s	J.H. Whitney Capital Partners
California Pizza Kitchen	Golden Gate Capital
Apple American Group	Goldman Sachs Capital Partners
Firebirds International	Angelo, Gordon & Co.
K-Mac Holdings Corp.	Brentwood Associates
Bruegger’s Enterprises, Inc.	Groupe Le Duff America
Noodles & Company	Catterton Partners
Bubba Gump Shrimp Co.	Landry’s Restaurants
Gordon Biersch Brewery Restaurant Group	Centerbridge Capital Partners
Rock Bottom Restaurants	Centerbridge Capital Partners
Logan’s Roadhouse	Kelso & Co.
Rubio’s Restaurants Inc.	Mill Road Capital
Dave & Buster’s Inc.	Oak Hill Capital Partners
Max & Erma’s	G&R Acquisition

Piper Jaffray calculated the ratio of EV to historical EBITDA for the LTM preceding each transaction. Piper Jaffray then compared the results of these calculations with similar calculations for the Company based on the implied value of the Offer Price.

The analysis indicated the following multiples:

Selected Restaurant M&A Transactions
	MSSR(1)	Min	1st Quartile	Mean	Median	3rd Quartile	Max
Enterprise Value / LTM EBITDA(2)(3)(4)	6.9x	5.6x	6.2x	6.6x	6.6x	7.2x	7.7x

(1)	Based on the Offer Price.
(2)	LTM EBITDA for the Company was for the twelve months ended September 28, 2011.
(3)	EBITDA for the Company and for the selected restaurant public companies were adjusted for certain non-recurring and one-time items.
(4)	Piper Jaffray determined that transactions were not applicable where there was insufficient information available to Piper Jaffray to calculate the EV/EBITDA ratio. Accordingly, the results of ten selected transactions were omitted from EV/LTM EBITDA.

The selected transactions analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of the Company based on the Offer Price were within or above the range of valuation multiples of the selected transactions when comparing the ratio of EV to historical EBITDA for the LTM time period.

Premiums Paid Analysis

Piper Jaffray reviewed publicly available information for selected completed or pending M&A transactions to determine the premiums paid in the transactions over recent trading prices of the target companies prior to announcement of the transaction. Piper Jaffray selected these transactions from the Securities Data Corporation database and applied, among others, the following criteria:

•	transactions in which the target company was a publicly traded company operating in the restaurant industry; and

•	transactions announced between January 1, 2004 and the date of Piper Jaffray’s opinion.

Piper Jaffray performed its analysis on 22 transactions that satisfied the criteria, and the table below shows a comparison of premiums paid in these transactions to the premium that would be paid to the Company’s stockholders based on the Offer Price.

		Selected Premiums Paid
	MSSR(1)	Min	1st Quartile	Mean	Median	3rd Quartile	Max
1-Day Spot Premium(2)	29.2%	0.7%	13.3%	23.8%	22.1%	36.3%	44.8%
7-Day Spot Premium(3)	36.5%	1.2%	13.9%	24.5%	24.5%	34.0%	48.5%
30-Day Spot Premium(4)	29.1%	(2.1%)	12.2%	24.4%	21.9%	39.0%	48.4%
90-Day Spot Premium(5)	58.5%	(11.8%)	4.2%	26.4%	22.5%	37.2%	133.1%
1-Year Spot Premium(6)	(1.7%)	(87.1%)	(0.9%)	27.7%	28.6%	55.5%	128.6%
3-Year Spot Premium(7)	104.9%	(93.3%)	(21.3%)	37.0%	19.7%	56.0%	267.8%

(1)	Based on the Offer Price.
(2)	Based on the closing price per share of $6.77 on November 7, 2011.
(3)	Based on the closing price per share of $6.41 on November 1, 2011.
(4)	Based on the closing price per share of $6.78 on October 7, 2011.
(5)	Based on the closing price per share of $5.52 on August 10, 2011.
(6)	Based on the closing price per share of $8.90 on November 8, 2010.
(7)	Based on the closing price per share of $ 4.27 on November 7, 2008.

This premiums paid analysis showed that, based on the estimates and assumptions used in the analysis, the premiums over the market prices at the selected dates for the shares implied by the Offer Price were within the range of premiums paid in the selected M&A transactions.

Discounted Cash Flow Analysis

Using a discounted cash flows analysis, Piper Jaffray calculated an estimated range of theoretical values for the Company based on the net present value of (i) projected free cash flows from September 29, 2011 to December 31, 2015, discounted back to September 28, 2011, based on management projections, and (ii) a terminal value at calendar year end 2015 based upon EBITDA exit multiples, discounted back to September 28, 2011. The free cash flows for each year were calculated from the management projections as: EBIT (calculated throughout as earnings before interest and taxes) less taxes (utilizing a 20% tax rate through 2015), plus depreciation and amortization, plus stock-based compensation, plus non-cash rent charges, less capital expenditures, less the change in net working capital. Piper Jaffray performed discounted cash flow analyses by calculating the range of net present values for each period from September 28, 2011 through 2015 based on two discount rate ranges, one based on an industry average weighted average cost of capital that resulted in a discount rate range from 12.2% to 17.2% and one based on a Company-specific weighted average cost of capital that resulted in a discount rate range from 20.4% to 25.4%. Piper Jaffray calculated terminal values using market terminal EBITDA multiples ranging from 5.7x to 6.6x applied to projected calendar year 2015 EBITDA, and discounted back to September 28, 2011 using two discount rate ranges, one based on an industry average weighted average cost of capital that resulted in a discount rate range from 12.2% to 17.2% and one based on a Company-specific weighted average cost of capital that resulted in a discount rate range from 20.4% to 25.4%. These analyses resulted in implied per share values of the Shares ranging from a low of $9.54 per share to a high of $12.73 per share for the analysis using the discount rates derived from the industry average weighted average cost of capital and resulted in implied per share values of the Shares ranging from a low of $7.43 per share to a high of $9.74 per share for the analysis using the discount rates derived from the Company-specific weighted average cost of capital. Piper Jaffray observed that the Offer Price was within the range of values derived from the analysis using the discount rates derived from the Company-specific weighted average cost of capital.

Miscellaneous

The summary set forth above does not contain a complete description of the analyses performed by Piper Jaffray, but does summarize the material analyses performed by Piper Jaffray in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Jaffray opinion. In arriving at its opinion, Piper Jaffray considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Piper Jaffray made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Piper Jaffray’s view of the actual value of the Shares.

None of the selected companies or transactions used in the analyses above is directly comparable to the Company or the Offer and the Merger and the other transactions contemplated by the Merger Agreement. Accordingly, an analysis of the results of the comparisons is not purely mathematical; rather, it involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and target companies in the selected transactions and other factors that could affect the public trading value or transaction value of the companies involved.

Piper Jaffray performed its analyses solely for purposes of providing its opinion to the Company Board. In performing its analyses, Piper Jaffray made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by Piper Jaffray are based upon forecasts of future results furnished to Piper Jaffray by the Company’s management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Jaffray does not assume responsibility if future results are materially different from forecasted results.

Piper Jaffray’s opinion was one of many factors taken into consideration by the Company Board in making the determination to approve the Merger Agreement and recommend that the stockholders tender their Shares in connection with the Offer. The above summary does not purport to be a complete description of the analyses performed by Piper Jaffray in connection with the opinion and is qualified in its entirety by reference to the written opinion of Piper Jaffray attached as Annex B hereto.

Piper Jaffray relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Piper Jaffray or discussed with or reviewed by Piper Jaffray. Piper Jaffray further relied upon the assurances of the management of the Company that the financial information provided to Piper Jaffray was prepared on a reasonable basis in accordance with industry practice, and that they were not aware of any information or facts that would make any information provided to Piper Jaffray incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of Piper Jaffray’s opinion, Piper Jaffray assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by Piper Jaffray, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. Piper Jaffray expressed no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. Piper Jaffray relied, with the Company’s consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Merger Agreement.

Piper Jaffray relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Merger Agreement and all other documents and instruments that are referred to therein were true and correct, (ii) each party to such agreements would fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Offer and the Merger would be consummated pursuant to the terms of the Merger Agreement without amendments thereto and (iv) all conditions to the consummation of the Merger would be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, Piper Jaffray assumed that all the necessary regulatory approvals and consents required for the Offer and the Merger would be obtained in a manner that would not adversely affect the Company or the contemplated benefits of the Offer and the Merger.

In arriving at its opinion, Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities of the Company (fixed, contingent or other) and was not furnished or provided with any such appraisals or valuations, nor did Piper Jaffray evaluate the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Piper Jaffray in connection with its opinion were going concern analyses and Piper Jaffray expressed no opinion regarding the liquidation value of the Company or any other entity. Piper Jaffray undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates was a party or may be subject, and, at the direction of the Company and with its consent, made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Piper Jaffray also assumed that neither the Company nor Landry’s is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Offer and the Merger.

Piper Jaffray’s opinion was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation on the date of its opinion. Events occurring after the date of its opinion could materially affect the assumptions used in preparing its opinion. Piper Jaffray expressed no opinion as to the price at which the Shares may trade following announcement of the Merger or at any future time. Piper Jaffray did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

Piper Jaffray’s opinion addressed solely the fairness, from a financial point of view, to holders of the Shares (other than Shares held by Landry’s or any of its affiliates) of the Offer Price, as set forth in the Merger Agreement and did not address any other terms or agreement relating to the Offer and the Merger or any other terms of the Merger Agreement. Piper Jaffray was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with the Offer or effect the Merger, the merits of the Offer and the Merger relative to any alternative transaction or business strategy that may be available to the Company, Landry’s ability to fund the Offer Price, any other terms contemplated by the Merger Agreement or the fairness of the Offer and the Merger to any other class of securities, creditor or other constituency of the Company. Furthermore, Piper

Jaffray expressed no opinion with respect to the amount or nature of the compensation to any officer, director or employee of any party to the Merger, or any class of such persons, relative to the compensation to be received by the holders of the Shares or with respect to the fairness of any such compensation.

Information About Piper Jaffray

As a part of its investment banking business, Piper Jaffray is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. The Company Board selected Piper Jaffray to be its financial advisor and render its fairness opinion in connection with the transactions contemplated by the Merger Agreement on the basis of such experience and its familiarity with the Company.

Therefore, the Company Board unanimously recommends that the stockholders accept the Offer and tender their Shares for purchase pursuant to the Offer.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Company has retained Piper Jaffray as its financial advisor in connection with the Offer and the Merger and, information pertaining to the retention of Piper Jaffray by the Company in Item 4 (“Factors Considered by the Company Board—Opinion of Financial Advisor”) is hereby incorporated by reference in this Item 5.

Piper Jaffray acted as a financial advisor to the Company in connection with the Offer and the Merger and will receive an estimated fee of approximately $1.7 million from the Company, which is contingent upon the consummation of the Offer. Piper Jaffray also received a non-refundable retainer in the amount of $75,000, a monthly fee of $25,000, and a fee of $700,000 from the Company for providing its fairness opinion, all of which will be credited against the fee due upon consummation of the Offer. The opinion fee was not contingent upon the consummation of the Offer or the Merger or the conclusions reached in Piper Jaffray’s opinion. The Company has also agreed to indemnify Piper Jaffray against certain liabilities and reimburse Piper Jaffray for certain expenses in connection with its services. In addition to Piper Jaffray’s engagement in connection with the Offer and the Merger, it has, in the past, provided financial advisory services to the Company and has received fees for the rendering of such services. In addition, in the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of the Company for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Piper Jaffray may also, in the future, provide investment banking and financial advisory services to the Company or entities that are affiliated with the Company for which Piper Jaffray would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of Piper Jaffray’s research department and personnel. As a result, Piper Jaffray’s research analysts may hold opinions, make statements or investment recommendations and/or publish research reports with respect to the Company, the Offer and the Merger and other participants in the Offer and the Merger that differ from the opinions of Piper Jaffray’s investment banking personnel.

Except as described above, neither the Company nor any other person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to the Company’s stockholders on its behalf in connection with the Offer.

Item 6.	Interest in Securities of the Subject Company.

As of November 22, 2011, no transaction in the Company Common Stock has been effected during the past 60 days by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company. Also as of November 22, 2011, during the past 60 days no Company Stock Options or other equity awards were issued under the Company’s 2004 Stock Incentive Plan.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person;

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or

•	a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Statement (including in the Exhibits to this Statement), there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Information Statement

The Information Statement attached to this Statement as Annex C is being furnished to the Company’s stockholders pursuant to Section 14(f) under the Exchange Act, and Rule 14f-1 thereunder, in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in Item 3 above.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each Named Executive Officer that is based on or otherwise relates to the Offer and the Merger, assuming the following:

(a)	the Merger closes on December 21, 2011; and

(b)	the Named Executive Officers are terminated without cause or resign for good reason (as defined in the various COC Agreements) within one year of the Merger.

Name	Cash ($)(1)(2)	Equity ($)(2)(3)		Pension/ NQDC ($)(2)(4)		Perquisites/ Benefits ($)(2)(5)		Tax Reimbursement ($)(2)(6)		Other ($)(7)(2)		Total ($)(2)
William T. Freeman, President and Chief Executive Officer	$1,150,000		$402,498		$-0-		$10,187		$-0-		$-0-	$1,562,685
Michelle M. Lantow, Chief Financial Officer	$440,325		$91,500		$-0-		$5,093		$-0-		$-0-	$536,918
Douglas L. Schmick, Chairman	$50,000		$-0-		$-0-		$-0-		$-0-		$-0-	$50,000
Christopher C. Westcott, Executive Vice President, Operations	$50,000	$		$		$		$		$		$50,000
Kelly A.B. Gordon, President, Boathouse Restaurants	$50,000	$		$		$		$		$		$50,000
Michael B. Liedberg, Vice President, Operations	$70,000	$		$		$		$		$		$70,000
Steven Foote, Vice President, Operations	$50,000	$		$		$		$		$		$50,000

(1)	These amounts include severance and stay bonus payments for Mr. Freeman and Ms. Lantow, plus cash change-of-control payments to Mr. Schmick and to each of the other Named Executive Officers.
(2)	Except as otherwise described in the footnotes to this table, these amounts would be payable only if a Qualifying Termination occurred, as described in the narrative accompanying this table.
(3)	These amounts represent the accelerated vesting of the following time-based restricted stock units and performance share units (which performance share units are assumed to be earned at the maximum level due to accelerated vesting) for each Named Executive Officer: Mr. Freeman,83,333 Company Stock Options; and Ms. Lantow, 75,000 Company Stock Options. These amounts are based on the Offer Price of $8.75 per Share and in each case are net of the exercise prices of such Company Stock Options. No amounts are included for the exercise or the acceleration of unvested stock options whose exercise prices are less than the Offer Price.
(4)	The Named Executive Officers are not entitled to any pension or non-qualified deferred compensation benefit enhancements for a Qualified Termination in connection with a change of control or otherwise.
(5)	The Named Executive Officers are not entitled to any perquisites or other personal benefits or property for a Qualified Termination in connection with a change of control, other than for reimbursement of healthcare costs (including the costs of healthcare insurance) for Mr. Freeman and Ms. Lantow. These benefits have been calculated based on assumptions used by the Company for financial reporting purposes under generally accepted accounting principles, including that the cost of COBRA coverage would represent the cost of continuing coverage for the full 12 or 6 months, as applicable.
(6)	These amounts represent the aggregate make-up payments for taxes incurred by each Named Executive Officer in connection with the health and benefits plans coverage referred to in footnote (5) above.

Top-Up

Subject to the terms and conditions of the Merger Agreement, the Company has granted Purchaser the Top-Up, which permits Purchaser to purchase from the Company, for a purchase price per Share equal to the Offer Price, payable by an unsecured, non-negotiable and non-transferable promissory note, an additional number of Shares such that immediately after the issuance of those additional Shares, Purchaser would own at least 90% of the outstanding Shares, in order to allow Purchaser to effect a short-form merger. The Top-Up may be exercised at or after the time Purchaser accepts for payment, at least a majority of the Shares outstanding on a fully diluted basis pursuant to the Offer and prior to the Effective Time. The Top-Up may not be exercised to the extent the number of Shares issuable upon exercise of the Top-Up would exceed the number of authorized but unissued Shares, taking into account the Shares the Company is committed to issue in connection with unexercised stock options and other obligations to issue additional Shares.

The Top-Up is intended to expedite the timing of the completion of the Merger by permitting Parent and the Purchaser to effect a “short-form” merger pursuant to Section 253 of the DGCL at a time when the approval of the Merger at a meeting of the stockholders of the Company would otherwise be assured because of the Purchaser’s ownership of a majority of the Shares of Company Common Stock following completion of the Offer.

The parties have agreed that any dilutive impact on the value of the Shares of Company Common Stock as a result of the issuance of the Top-Up Shares will not be taken into account in any determination of fair value of any shares of Company Common Stock in an appraisal proceeding under Section 262 of the DGCL and that none of the parties will take any position to the contrary in any such proceeding.

More information about the Top-Up is provided in Item 2 (“Offer”) and is hereby incorporated by reference herein.

Vote Required to Approve the Merger and Short-Form Merger Statute

The McCormick & Schmick Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, including the issuance by the Company of Shares upon the exercise by Purchaser of the Top-Up, at least 90% of the outstanding Shares, Purchaser will be able to effect a short-form merger under the DGCL, which means that the Purchaser may effect the Merger without any further action by or vote of the Company’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, fewer than 90% of the outstanding Shares, the affirmative vote of the holders of at least a majority of the outstanding Shares on the record date of the McCormick & Schmick stockholder meeting to approve the Merger Agreement will be required under the Company’s Amended and Restated Certificate of Incorporation and the DGCL to consummate the Merger. If the Purchaser accepts Shares for payment pursuant to the Offer, Landry’s will hold a sufficient number of Shares to ensure any requisite approval of the Merger Agreement by the Company’s stockholders under the Company’s Amended and Restated Certificate of Incorporation and the DGCL to consummate the Merger.

U.S. Antitrust Clearance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting period requirements have been satisfied. These requirements apply to the Purchaser’s acquisition of the Company Common Stock in the Offer. The required notification under the HSR Act was submitted by the parties on November 21, 2011.

Under the HSR Act, the purchase of the Company Common Stock in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by the ultimate parent of Purchaser of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material prior to that time. Since the required waiting period commences with respect to the Offer and the proposed Merger on the date of the filing of the required information and documentary material by Landry’s, the Company cannot predict when such waiting period will begin or end. However, if before the end of the 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Landry’s, the waiting period with respect to the Offer and the proposed Merger will be extended for an additional period of ten calendar days following the date of Landry’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Landry’s consent. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

At any time before or after the purchase of the Company Common Stock by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of the Company Common Stock in the Offer and the proposed Merger, the divestiture of the Company Common Stock purchased in the Offer or the divestiture of substantial assets of Purchaser, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

State Takeover Laws

The Company is subject to the provisions of Section 203 of the DGCL, which imposes certain restrictions upon business combinations involving the Company. The following description is not complete and is qualified in its entirety by reference to the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation such as the Company from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers such as the proposed Merger) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the Company Board of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the business combination is approved by the Company Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by Section 203 of the DGCL in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by Section 203 of the DGCL is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. Neither the Company’s Certificate of Incorporation nor Bylaws exclude the Company from the coverage of Section 203 of the DGCL.

The provisions of Section 203 of the DGCL have been satisfied by the approval of the Offer by the Company Board.

Stockholder Rights Plan

On April 20, 2011, the Company Board adopted the Rights Plan. The purpose of the Rights Plan is to prevent the accumulation in excess of 15% of the Company Common Stock by a stockholder whose interest may not be aligned with the best interest of the Company’s other stockholders. The Rights Plan requires any party seeking to acquire 15% or more of the outstanding Company Common Stock to obtain the approval of the Company Board or else the rights held by the Company stockholders other than the acquiror become exercisable for Company Common Stock, or common stock of the acquiror, at a discounted price that would significantly dilute the acquiror’s position and likely make the acquisition prohibitively expensive.

The approval of the Company Board of the Merger Agreement and the transactions contemplated in connection therewith include a determination that Landry’s and Purchaser shall not be deemed to be “acquiring persons” within the meaning of the Rights Plan, and accordingly, the Offer, the Merger, and the related transactions will not give rise to a distribution of “rights” pursuant to the Rights Plan.

Further, the Merger Agreement provides that the Company Board must take all necessary action so that none of the execution or delivery of the Merger Agreement or the consummation of the Offer, the Merger or any other transaction contemplated by the Merger Agreement will result in (i) Landry’s or the Purchaser being deemed an Acquiring Person under the Rights Plan; (ii) the occurrence of a Triggering Event under the Rights Plan; or (iii) the distribution of certificates representing the Rights separate from the certificates representing the shares of the Company Common Stock; and that the Rights Plan will expire pursuant to its terms at the effective time of the Merger.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their shares in accordance with Section 262 of the DGCL. Any such judicial determination of the fair value of such shares could be based upon considerations other than or in addition to the Offer Price and the market value of the shares. The value so determined could be higher or lower than, or the same as, the Offer Price or the consideration paid in the Merger. Moreover, Parent could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such shares is less than the Offer Price. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their shares. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merger corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation.

In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

In the event that any holder of shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the shares of such stockholder will be converted into the right to receive the Offer Price. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. Any stockholder contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights, and consult with their legal and financial advisors.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the meeting to approve the Merger that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the Effective Time, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER THEIR SHARES IN TO THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Litigation

On November 18, 2011, a purported shareholder of the Company filed a putative class action complaint in the Court of Chancery of the State of Delaware against the Company and its directors relating to the proposed transaction. In the complaint, plaintiff claims that the directors breached their fiduciary duties by failing to maximize the value of the Company and that the proposed transaction is the result of an unfair process and pays the stockholders an unfair price. In addition, plaintiff alleges that certain provisions of the merger agreement violate Delaware law. Plaintiff also asserts a claim against Landry’s and a wholly-owned subsidiary of Landry’s for allegedly aiding and abetting the directors’ breach of fiduciary duty. In the complaint, plaintiff seeks, among other things, an order enjoining consummation of the proposed transaction. Defendants believe that the claims are without merit and intend to vigorously defend against the litigation.

Certain Company Projections

In connection with the evaluation of a possible transaction involving the Company, the Company’s management team prepared and provided to Landry’s and certain other potential bidders (as described in “Item 4. The Solicitation or Recommendation-Background of the Offer and Reasons for Recommendation—Background of the Offer and Merger” above) certain projections in a Confidential Information Memorandum dated June 9, 2011 (the “CIM Projections”), which were reviewed by the Company Board prior to inclusion in such Confidential Information Memorandum. The Company’s management team also prepared and provided to Piper Jaffray another set of projections (the “FO Projections” and, together with the CIM Projections, the “Projections”) for its use in connection with the rendering of its fairness opinion to the Company Board and performing its related financial analysis, as described under “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor.”

The Projections have been prepared by, and are the responsibility of, the Company’s management. The Projections were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). The Company’s independent registered public accounting firm, has not audited, compiled or performed any procedures with respect to the Projections and does not express an opinion or any form of assurance related thereto. The summary of the Projections is not being included in this Statement to influence a stockholder’s decision whether to tender shares of Company Common Stock in the Offer, but is being included because the Projections were provided to Landry’s and Piper Jaffray.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. The Projections may also be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods.

In addition, the FO Projections and the CIM Projections were prepared at different times and were based on different sets of assumptions, and therefore should be read in that context. Certain of the key assumptions for the FO Projections and CIM Projections are set forth below. As noted above, the CIM Projections were prepared by management in June, 2011, for inclusion in the Confidential Information Memorandum provided to bidders for purposes of the auction process. The FO Projections were finalized by management approximately five months later in October, 2011 for use by Piper Jaffray in connection with the rendering of its fairness opinion to the Company Board and performing its related financial analysis, as described under “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor”. Accordingly, the FO Projections reflect more recent financial results that were not reflected in the CIM Projections, and the FO Projections therefore reflect a more recent forecast by management of the Company’s future financial performance.

There can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Statement should not be regarded as an indication that the Company or any of its affiliates, advisors, officers, directors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder of the Company or other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved. The Company has made no representation to Landry’s, the Purchaser or their affiliates, in the Merger Agreement or otherwise, concerning the Projections.

In light of the foregoing factors and the uncertainties inherent in the Projections, stockholders are cautioned not to place undue, if any, reliance on the Projections.

The following is a summary of the FO Projections (dollars in millions):

	Fiscal Year Ending December
	2011	2012(1)	2013	2014	2015
Restaurant Count	92	90	92	94	98
Sales	$341.7	$359.0	$367.9	$393.3	$418.9
Store Level EBITDA(2)	$37.1	$44.9	$48.5	$54.7	$60.7
EBITDA(3)	$19.2	$25.6	$27.7	$33.6	$38.8
EBIT(3)	$4.6	$9.5	$10.3	$14.9	$18.9
Free Cash Flow(4)	$4.4	$11.0	$4.0	$12.4	$14.1

(1)	Fiscal 2012 is a 53-week year.
(2)	Excludes pre-opening expenses.
(3)	Includes pre-opening expenses, stock-based compensation expenses and public company expenses, and adjusted for certain one-time and non-recurring items.
(4)	Fiscal 2011 reflects three month stub period ending December.

In preparing the summary projections, the Company made the following key assumptions:

•	Comparable sales of (1.4%) in fiscal year 2011, 2.0% in fiscal year 2012, 2.8% in fiscal year 2012, 3.0% in fiscal year 2013 and 2.7% in fiscal year 2014;

•	opening a total of 14 new restaurants and closing eight restaurants between fiscal 2012 and fiscal 2015; and,

•	remodeling a total of 36 restaurants over the five year period.

The following is a summary of the CIM Projections (dollars in millions):

	Fiscal Year Ending December
	2011	2012(1)	2013	2014	2015
Restaurant Count	92	93	95	97	101
Sales	$345.1	$366.3	$380.8	$404.9	$430.9
Store Level EBITDA(2)	$41.3	$50.1	$53.5	$59.5	$65.5
EBITDA(3)	$24.9	$32.3	$35.5	$41.0	$46.5
EBIT(4)	$10.0	$14.3	$15.6	$20.0	$24.0

(1)	Fiscal 2012 is a 53-week year.
(2)	Excludes pre-opening expenses and adjusted for certain one-time and non-recurring items.
(3)	Excludes pre-opening expenses, stock-based compensation expenses and public company expenses, and adjusted for certain one-time and non-recurring items.
(4)	Includes pre-opening expenses, excludes stock-based compensation expenses and public company expenses, and adjusted for certain one-time and non-recurring items.

In preparing the summary projections, the Company made the following key assumptions:

•	Comparable sales of 1.0% in fiscal year 2011, 3.5% in fiscal year 2012, 2.8% in fiscal year 2012, 3.0% in fiscal year 2013 and 2.7% in fiscal year 2014;

•	opening a total of 16 new restaurants and closing seven restaurants between fiscal 2012 and fiscal 2015; and,

•	remodeling a total of 40 restaurants over the five year period.

Delaware Law

The proposed Merger would need to comply with certain procedural requirements of Delaware law; however, if the Minimum Tender Condition is met, the Purchaser and its affiliates may be able to consummate a short-form merger that would avoid the application of certain substantive and procedural protections generally available to stockholders of a Delaware corporation. Outside the context of a short-form merger, Delaware courts have generally held that a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the merger to be fair to such other stockholders.

Cautionary Statement Regarding Forward-Looking Information

Information both included and incorporated by reference in this Disclosure/Recommendation Statement may contain “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Stockholders are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing and efficacy of the Offer; uncertainties as to how many of the Company’s stockholders will tender their Company Common Stock in the Offer; risks and uncertainties associated with the various contingencies and conditions associated with the Offer; the risk that competing offers may be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; the potential that the Company’s results will be harmed by the distraction associated with the Offer or with the stockholders’ response thereto; the impacts of transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule TO filed by Purchaser. Management does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Item 9.	Material to be Filed as Exhibits.

Exhibit	Item

(a)(1)	Offer to Purchase dated November 22, 2011 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of Landry’s and Purchaser filed on November 22, 2011).

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of Landry’s and Purchaser filed on November 22, 2011).

(a)(3)	Form of Notice of Guarantee Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of Landry’s and Purchaser filed on November 22, 2011).

(a)(4)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO of Landry’s and Purchaser filed on November 22, 2011).

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated herein by reference to Exhibit (a)(1(E) to the Schedule TO of Landry’s and Purchaser filed on November 22, 2011).

(a)(6)	Opinion of Piper Jaffray & Co. dated November 7, 2011 (attached hereto as Annex B).

(a)(7)	Letter to the Company’s stockholders communicating the Company’s Board of Director’s recommendation, dated November 22, 2011 (attached hereto as Annex A).

(a)(8)	Joint Press Release by Landry’s and the Company dated November 22, 2011.

(a)(9)	Summary Advertisement published in The New York Times on November 22, 2011 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO of Landry’s and Purchaser filed on November 22, 2011).

(a)(10)	Letter to the Company’s Employees from Chief Executive Officer William T. Freeman dated November 8, 2011 (incorporated by reference to the Solicitation/Recommendation Statement (Pre-Commencement Communication) on Schedule 14D-9C filed on November 8, 2011).

(e)(1)	Agreement and Plan of Merger dated November 7, 2011 among the Company, Landry’s and Purchaser (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Commission on November 10, 2011).

(e)(2)	2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K filed with the Commission on March 11, 2011.

(e)(3)	Employment Agreement between the Company and William T. Freeman dated November 13, 2008 (incorporated herein by reference to Exhibit 10.5 to the Company’s annual report on Form 10-K for the fiscal year ended December 29, 2010).

(e)(4)	Executive Severance and Non-Competition Agreement between the Company and William T. Freeman dated November 13, 2008 (incorporated herein by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2010).

(e)(5)	Employment Agreement between the Company and Michelle M. Lantow dated November 16, 2009 (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2010).

(e)(6)	Executive Severance and Non-Competition Agreement between the Company and Michelle M. Lantow dated November 16, 2009 (incorporated herein by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2010).

Exhibit	Item
(e)(7)	Letter from Landry’s Inc., to Douglas L. Schmick dated October 20, 2011.

(e)(8)	Item 3—“Past Contracts, Transactions, Negotiations and Agreements,” and Item 4—“The Solicitation or Recommendation—Background of the Offer,” of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Commission on April 20, 2011 (the “Prior Statement”) (incorporated by reference to the Prior Statement).

(e)(9)	Stockholder Rights Plan, dated as of April 20, 2011 between the Company and Computershare Trust Company, N.A., as rights agent (the “Rights Plan”) (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K dated April 21, 2011).

[Signature Page Follows]

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Solicitation/Recommendation Statement is true, complete and correct.

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.

/s/ William T. Freeman
Name: William T. Freeman Title: Chief Executive Officer

Dated: November 22, 2011

ANNEX A

November 22, 2011

Dear Stockholder:

On behalf of the Board of Directors of McCormick & Schmick’s Seafood Restaurants, Inc. (the “Company”), we are pleased to inform you that on November 7, 2011, the Company entered into a definitive merger agreement (the “Merger Agreement”) to be acquired by Landry’s, Inc. (“Landry’s”). Pursuant to the terms of the Merger Agreement, Landry’s MSA Co., Inc., a subsidiary of Landry’s (“Purchaser”), today commenced a tender offer to purchase all of the outstanding shares of the Company’s common stock for $8.75 per share in cash, without interest.

Following completion of the tender offer, Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Landry’s. In the merger, all shares of the Company’s common stock not purchased in the tender offer (other than shares held by Landry’s and Purchaser and those held by stockholders who are entitled to and have properly exercised their statutory appraisal rights under Delaware law) will be automatically converted into the right to receive the same cash payment as in the tender offer, without interest and less any required withholding taxes.

After careful consideration, the Company’s Board of Directors has unanimously determined that the tender offer and the merger are advisable, fair to and in the best interests of our stockholders, and unanimously approved the Merger Agreement, the tender offer, the merger and the other transactions contemplated by the Merger Agreement.

Accordingly, the Company’s Board of Directors unanimously recommends that the Company’s stockholders accept the tender offer and tender their shares in the tender offer. The Board of Directors also unanimously recommends that, if applicable law requires us to convene a meeting of stockholders to vote upon the merger, stockholders vote their shares for the adoption of the Merger Agreement.

Accompanying this letter is (i) a copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Landry’s and Purchaser’s Offer to Purchase, dated November 22, 2011, which sets forth the terms and conditions of the tender offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares in the tender offer.

Please read the enclosed materials carefully. You should act promptly, as the tender offer is scheduled to expire at 12:00 midnight, New York City time, on December 20, 2011, unless extended or earlier terminated.

On behalf of the Board of Directors and management of the Company, we thank you for your support.

Sincerely,

/s/ Doug Schmick

ANNEX B

345 California Street, Suite 2400 San Francisco, CA 94104
Tel: (415) 616-1600 | Tel: (800) 981-1203 | Fax: (415) 616-1845
Piper Jaffray & Co. Since 1895. Member SIPC and NYSE.

Board of Directors

McCormick & Schmick’s Seafood Restaurants, Inc.

1414 NW Northrup Street, Suite 700

Portland, Oregon 97209

November 7, 2011

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (the “Company”), of the Transaction Consideration (as defined below), pursuant to the Agreement and Plan of Merger, to be entered into as of November 7, 2011 (the “Agreement”) by and among the Company, Landry’s, Inc., a Delaware corporation (the “Acquiror”) and Landry’s MSA Co., Inc. (“Acquisition Sub”), a newly formed Delaware corporation wholly-owned by the Acquiror. The Agreement provides, among other things, that the Acquiror shall cause Acquisition Sub to commence a tender offer (the “Offer”) to purchase for cash all of the outstanding shares of Company Common Stock at a price per share of Company Common Stock of $8.75, without interest, net to the seller in cash, (the “Transaction Consideration”). Following consummation of the Offer, Acquisition Sub will merge with and into the Company (the “Merger” and, together with the Offer, the “Transaction”), pursuant to which each outstanding share of Company Common Stock other than (i) shares of Company Common Stock owned by Acquiror, Acquisition Sub or the Company, or by any direct or indirect wholly-owned subsidiary of Acquiror, Acquisition Sub or the Company and (ii) shares of Company Common Stock held by a stockholder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the Delaware General Corporation Law, will be converted into the right to receive an amount in cash equal to the Transaction Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

In arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of a draft of the Agreement dated November 7, 2011; (ii) reviewed and analyzed certain financial and other data with respect to the Company which was publicly available, (iii) reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, operational contingencies, liabilities and prospects of the Company that were publicly available, as well as those that were furnished to us by the Company; (iv) conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii) and (iii) above, as well as its business and prospects; (v) reviewed the current and historical reported prices and trading activity of Company Common Stock and an index which included similar information for certain other companies deemed by us to be comparable to the Company; (vi) compared the financial performance of the Company with that of certain other publicly-traded companies that we deemed relevant; and (vii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Agreement.

In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Transaction will be consummated pursuant to the terms of the Agreement without amendments thereto and (iv) all conditions to the consummation of the Transaction will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Transaction will be obtained in a manner that will not adversely affect the Company or the contemplated benefits of the Transaction.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor the Acquiror is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transaction.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Company Common Stock may trade following announcement of the Transaction or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have been engaged by the Company to act as its financial advisor and we will receive a fee from the Company for providing our services, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for rendering this opinion. Our opinion fee is not contingent upon the consummation of the Transaction or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. In addition to our engagement in connection with the Transaction, we have, in the past, provided financial advisory services to the Company and have received fees for the rendering of such services. In addition, in the ordinary course of our business, we and our affiliates may actively trade securities of the Company and the Acquiror for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory services to the

Company, the Acquiror or entities that are affiliated with the Company or the Acquiror, for which we would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of Piper Jaffray’s Research Department and personnel. As a result, Piper Jaffray’s research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Company and the Transaction and other participants in the Transaction that differ from the views of Piper Jaffray’s investment banking personnel.

This opinion is provided to the Board of Directors of the Company in connection with its consideration of the Transaction and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares in response to the Offer or how such stockholder should otherwise act with respect to the Transaction or any other matter. Except with respect to the inclusion of this opinion in the Schedule 14D-9 relating to the Offer, in accordance with our engagement letter with the Company, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Jaffray Opinion Committee.

This opinion addresses solely the fairness, from a financial point of view, to holders of Company Common Stock of the proposed Transaction Consideration set forth in the Agreement and does not address any other terms or agreement relating to the Transaction or any other terms of the Agreement. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction, the merits of the Transaction relative to any alternative transaction or business strategy that may be available to the Company, the Acquiror’s ability to fund the Transaction Consideration, any other terms contemplated by the Agreement or the fairness of the Transaction to any other class of securities, creditor or other constituency of the Company. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Transaction, or any class of such persons, relative to the compensation to be received by holders of Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Transaction Consideration is fair, from a financial point of view, to the holders of Company Common Stock (other than Company Common Stock held by the Acquiror or any of its affiliates) as of the date hereof.

Sincerely,

PIPER JAFFRAY & CO.

ANNEX C

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.

1414 NW Northrup Street, Suite 700

Portland, Oregon 97209

(503) 226-3440

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 PROMULGATED THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU

ARE REQUESTED NOT TO SEND US A PROXY

This Information Statement is being mailed on or about November 22, 2011 to holders of record of common stock, par value $0.001 per share (collectively, the “Shares”), of McCormick & Schmick’s Seafood Restaurants Inc., a Delaware corporation (the “Company”), in connection with the possible election of persons designated by Landry’s MSA Co., Inc., a Delaware corporation (“Purchaser”), and wholly owned subsidiary of Landry’s, Inc., a Delaware corporation (“Landry’s”), to at least a majority of the seats on the Board of Directors of the Company (the “Company Board”) following the tender offer by Purchaser for all of the issued and outstanding Shares. This designation is to be made pursuant to an Agreement and Plan of Merger, dated as of November 7, 2011, by and among Landry’s, Purchaser and the Company (as such may be amended from time to time, the “Merger Agreement”). Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to the Company.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on November 22, 2011, to purchase all of the issued and outstanding Shares at a purchase price per Share of $8.75, net to the seller in cash without interest thereon, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 22, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) (the offer reflected by such Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer”). Unless extended or earlier terminated in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York Time, on December 20, 2011, at which time if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to the Company’s stockholders and are filed as exhibits to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the “SEC”) on November 22, 2011.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder in connection with the appointment of Landry’s and Purchaser’s designees to the Company Board. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Landry’s and Purchaser’s designees has been furnished to the Company by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

LANDRY’S DESIGNEES

Right to Designate Directors

The Merger Agreement provides that, from time to time, after Purchaser accepts for payment the Shares tendered pursuant to the Offer, Landry’s will be entitled to designate the number of directors (the “Board Designees”), rounded up to the next whole number, on the Company Board that equals the product of (a) the total number of directors on the Company Board, giving effect to the election or appointment of any additional directors pursuant to the provision of the Merger Agreement allowing for the Board Designees, and (b) the percentage that the number of Shares beneficially owned by Landry’s and Purchaser at such time (including shares accepted for payment in connection with the Offer) bears to the total number of Shares then outstanding, as determined on a fully diluted basis. The Company has agreed that it will use reasonable best efforts to cause Landry’s designees to be elected or appointed to the Company Board, including by promptly either increasing the size of the Company Board or securing the resignations of such number of the Company’s incumbent directors, or both, as necessary to enable Landry’s designees to be elected or appointed to the Company Board, provided that, at all times prior to the consummation of the Merger the Company Board shall include at least two directors who were on the Company Board immediately prior to the closing of the Offer (the “Continuing Directors”). In the event that, prior to the consummation of the Merger, the number of Continuing Directors is reduced below two, the remaining Continuing Director shall be entitled to designate any other person who is not a current or former officer, director, employee or consultant of Landry’s or any of its subsidiaries (“Landry’s Insiders”) to fill the vacancy left by such departed Continuing Director and that person will be deemed to be a Continuing Director. In the event that there are no Continuing Directors remaining in office, the other directors of the Company Board then in office shall designate two persons to fill such vacancies who are not Landry’s Insiders, and such persons shall be deemed to be Continuing Directors. Moreover, the Company will cause individuals designated by Landry’s to constitute the number of members, rounded up to the next whole number, on each committee of the Company Board, each board of directors of each subsidiary of the Company, and each committee of the board of each subsidiary that represents the same percentage as the individuals represent on the Company Board.

Following the election or appointment of Board Designees and until the consummation of the Merger, the approval of a majority of the Continuing Directors will be required to (i) amend, modify or terminate the Merger Agreement, or agree or consent to any amendment, modification or termination of the Merger Agreement, in any case on behalf of the Company, (ii) extend the time for performance of, or waive, any of the obligations or other acts of Landry’s or Purchaser under the Merger Agreement, (iii) waive any of the Company’s rights under the Merger Agreement, (iv) amend or otherwise modify in any material respect the Company’s Certificate of Incorporation or Bylaws in any manner adverse to the Company’s stockholders or the Company’s current or former officers or directors, or in any manner which would prevent or delay the consummation of the transactions contemplated by the Merger Agreement or the stockholders receiving consideration pursuant to the Merger Agreement, or (v) make any other determination or give any approval or authorization that is required to be taken or given by the Company Board with respect to any action to be taken or not to be taken by or on behalf of the Company relating to the Merger Agreement or the transactions contemplated thereby.

Following the election or appointment of Board Designees and until the consummation of the Merger, the Company Board shall have at least such number of directors required by the rules and regulations of Nasdaq and the federal securities laws who are considered independent directors within the meaning of such rules and laws (“Independent Directors”). In the event that, prior to the consummation of the Merger, the number of Independent Directors is reduced below the number of such directors required by such rules or securities laws, the remaining Independent Director(s) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors. If no Independent Director remains, the other directors shall designate persons who are not stockholders or affiliates of Landry’s or Purchaser, and such Persons shall be deemed to be Independent Directors.

Information With Respect to the Company Board Potential Designees

Landry’s has informed the Company that it will choose its designees for the Company Board from the list of persons set forth below. The following paragraphs, prepared from information furnished to the Company by Landry’s sets forth, with respect to each individual who may be designated by Landry’s as one of its designees, the name, age of the individual as of the date hereof, present principal occupation and employment history during the past five years. The business address of each such potential designee is c/o Landry’s, Inc., 1510 West Loop South, Houston, Texas 77027.

Tilman J. Fertitta, age 54, has served as the President and Chief Executive Officer of Landry’s since 1987 and as a director of Landry’s since 1993. In 1988, he became the controlling stockholder and assumed full responsibility for all of Landry’s operations. Prior to serving as the President and Chief Executive Officer of Landry’s, Mr. Fertitta devoted his full time to the control and operation of a hospitality and development company.

Steven L. Scheinthal, age 50, has served as the Executive Vice President or Vice President of Administration, General Counsel and Secretary of Landry’s since September 1992 and as a director of Landry’s since 1993. Prior to joining Landry’s, he was a partner in the law firm of Stumpf & Falgout in Houston, Texas. He has been licensed to practice law in the state of Texas since 1984.

Richard H. Liem, age 58, serves as the Executive Vice President and Chief Financial Officer of Landry’s, has served as Senior Vice President of Finance since June 2004 and has been a director of Landry’s since 2009. He started with Landry’s in 1999 as the Vice President of Accounting and Corporate Controller. Mr. Liem joined Landry’s from Carrols Corporation, a restaurant company located in Syracuse, NY, where he was the Vice President of Financial Operations from 1994 to 1999. He was with the audit division of Price Waterhouse, L.L.P. from 1983 to 1994. Mr. Liem is a certified public accountant.

Landry’s has informed us that each of the persons listed above who may be chosen has consented to act as a director of the Company, if so designated.

Landry’s has informed us that, to the best of Landry’s knowledge, none of the persons listed above (i) is currently a director of, or holds any position with, the Company, or (ii) has a familial relationship with any directors or executive officers of the Company. We have been advised that, to the best of Landry’s knowledge, except as disclosed in the Offer to Purchase, none of the persons listed above beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Landry’s has informed us that, except as disclosed in the Offer to Purchase, to the best of Landry’s knowledge, none of the persons listed above has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Landry’s designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than 12:00 midnight, New York City time, on December 20, 2011, and that, upon assuming office, Landry’s designees will thereafter constitute at least a majority of the Company Board. It is currently not known which of our current directors would resign, if any.

INFORMATION CONCERNING OUTSTANDING SECURITIES

As of November [—], 2011 there were [—] Shares issued and outstanding, including [—] restricted Shares, and [—] employee stock options to purchase Shares. Each Share is entitled to one vote and the Shares are the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company.

CURRENT COMPOSITION OF BOARD OF DIRECTORS

Our Company Board consists of seven members, each of whom serve a one-year term until the next annual meeting or until their respective successors are duly elected or appointed, and qualified. Our current directors are:

•	William T. Freeman

•	Douglas L. Schmick

•	Eric P. Bauer

•	Christine F. Deputy Ott

•	J. Rice Edmonds

•	Elliott H. Jurgensen, Jr.

•	James R. Parish

Each of our directors brings extensive management and leadership experience gained through their service to the Company or other businesses. In these roles, they have taken hands-on, day-to-day responsibility for strategy and operations, including management of capital. In addition, most current directors bring board experience acquired by either significant experience on other boards or long service on our Company Board that broadens their knowledge of board policies and processes, rules and regulations, issues and solutions. The Nominating and Corporate Governance Committee’s process to recommend qualified director candidates is described under “Nominating and Corporate Governance Committee.” In the paragraphs below, we describe specific individual qualifications and skills of our directors that contribute to the overall effectiveness of our Company Board and its committees.

William T. Freeman (age 51) joined the Company as the chief executive officer on January 12, 2009, and was elected a director on January 27, 2009. Mr. Freeman has more than 20 years of experience in the restaurant and entertainment industries, most recently as the founder, president and chief executive officer of B&B Restaurant Ventures, LLC, which operated Fox Sports Grill, where he was responsible for the creation, development, operation and growth of the concept from inception. The Fox Sports Grill restaurants were sold in a prepackaged Chapter 11 bankruptcy filed in July 2008 by B&B Restaurant Ventures. Mr. Freeman has also held senior management positions with Robert Redford’s Sundance Entertainment, where he was responsible for all operating divisions including the Sundance Channel, Sundance Resort and the development of the Sundance Film Centers; and Disney Regional Entertainment, where he developed, operated and grew the ESPN brand on a national basis through the development of retail, restaurant and live production venues. Mr. Freeman received his Bachelor of Science degree in accounting from Furman University and began his career as a certified public accountant at Ernst & Whinney.

Douglas L. Schmick (age 63) co-founded the Company in 1972 and was appointed chairman of the Company Board in 2004. From February 2007 through January 2009 he served as chief executive officer, from 1997 through January 2007 he served as president and from 1997 through 1999 he also served as chief executive officer. Mr. Schmick also served as secretary, treasurer, and chief executive officer of the Company from 1974 through 1997. Mr. Schmick has served on the Board of Directors since August 22, 2001. Mr. Schmick received his Bachelor of Science from the University of Idaho.

Eric P. Bauer (age 48) has been a director of the Company since November 2010. Mr. Bauer most recently served as executive vice president and chief operating officer for Gap Brand North America, a division of Gap Inc., where he was responsible for all financial and operational elements of the Gap North American business. He previously served for three years as CFO for Banana Republic, another division of Gap Inc. Prior to his tenure at Gap Inc., Mr. Bauer was the CFO of Tickets.com, a publicly held ticketing services and software technology provider for live-event venues. Prior to that, he held senior level finance and strategy roles at Choice Hotels

International, PepsiCo, BearingPoint Consulting and several European banking institutions. Mr. Bauer received his MBA from Georgetown University and his Bachelor of Arts in economics from UCLA.

Christine F. Deputy Ott (age 45) has been a director of the Company since November 2010. Ms. Deputy Ott is currently senior vice president of human resources for Dunkin’ Brands where she leads the team responsible for employee recruitment, compensation, benefits, training, leadership and development, policy development and employee health and wellness. Prior to joining Dunkin’ Brands, Ms. Deputy Ott spent more than a decade in human resources leadership with Starbucks, including serving in Hong Kong as vice president, partner resources, Asia Pacific and Greater China Regions. Prior to Starbucks, she spent eight years with Thomas Cook in Canada, England and the United States. She graduated with a degree in psychology from George Washington University in Washington, DC.

J. Rice Edmonds (age 40) has been a director of the Company since June 2002. Mr. Edmonds is currently a managing director of Edmonds Capital, LLC, a private equity firm that he founded in October 2008. From 1996 to 2008, Mr. Edmonds was at Bruckmann, Rosser, Sherrill & Co., Inc., most recently as a managing director. Mr. Edmonds serves on the boards of directors of Town Sports International, Inc. and several private companies. In the last five years, Mr. Edmonds was also a director of three other companies with public securities: The Sheridan Group, Inc., Real Mex Restaurants, Inc. and Penhall International Corp. Mr. Edmonds received his Bachelor of Science degree from the University of Virginia McIntire School of Commerce and earned an MBA from the Wharton School at the University of Pennsylvania.

Elliott H. Jurgensen, Jr. (age 66) has been a director of the Company since June 2004. Mr. Jurgensen retired from KPMG LLP in 2003 after 32 years, including 23 years as a partner. At KPMG, he held a number of leadership roles, including: national partner in charge of KPMG’s Hospitality Industry Practice from 1981 to 1993, Managing Partner of the Bellevue, Washington office from 1982 to 1991, and Managing Partner of the Seattle, Washington office from 1993 to 2002. Mr. Jurgensen is a director of Isilon Systems, Inc., Varolii Corporation and BSquare Corporation. Mr. Jurgensen has a Bachelor of Science degree in accounting from San Jose State University and was a certified public accountant.

James R. Parish (age 64) has been a director of the Company since October 2006. Mr. Parish is the owner and principal in Parish Partners, Inc., an investment advisory and consulting firm specializing in the foodservice industry. Mr. Parish was a member of the board of directors of Sprint Finance Corporation prior to its sale in July 2007. Mr. Parish is a member of or has served on the board of directors of numerous privately-held restaurant operating or service and supplier companies. Before forming Parish Partners in 1991, Mr. Parish was executive vice president and chief financial officer, and a member of the executive committee and board, of Chili’s, Inc., the predecessor of Brinker International, a publicly traded company. Mr. Parish received a Bachelor of Science degree in journalism and an MBA from Drake University.

CORPORATE GOVERNANCE

Director Independence and Corporate Governance. The Company Board has determined that Messrs. Edmonds, Jurgensen, Parish and Bauer and Ms. Deputy Ott are independent under The NASDAQ Global Market listing standards and, accordingly, that a majority of our Company Board is independent. Each member of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee is independent under those standards and, with respect to Audit Committee members, the independence standards adopted by the SEC.

Board Leadership Structure. The Company Board does not have a policy on whether the same person should serve as both the Chief Executive Officer and Chairman of the Company Board or, if the roles are separate, whether the Chairman should be selected from the non-employee directors or should be an employee. The Company Board believes that it should have the flexibility to periodically determine the leadership structure that it believes is best for the Company. The Company Board believes that its current leadership structure, with Mr. Freeman serving as Chief Executive Officer and Mr. Schmick serving as Chairman of the Company Board, is a sound corporate governance practice, and that the Company would not realize any efficiencies by combining the roles.

Code of Business Conduct and Ethics. We have adopted a Code of Business Conduct and Ethics applicable to our Chief Executive Officer, Chief Financial Officer, our directors and all other officers and employees. The Code of Business Conduct and Ethics is available on our website at www.mccormickandschmicks.com, Investor Relations, Corporate Governance.

Communications with Company Board. Any stockholder who wishes to communicate with the Company Board, or to specific directors, may do so by writing to the Company Board or to the specific directors, c/o Michelle M. Lantow, Corporate Secretary, 1414 NW Northrup Street, Suite 700, Portland, Oregon 97209. Communications should be sent by overnight or certified mail, return receipt requested. All communications will be compiled by the Company’s corporate secretary and submitted to the directors to whom it is addressed.

Communications regarding recommendations of individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Company Board must be made in accordance with procedures described under “Director Nomination Policy” below.

Board and Committee Meetings. The Company Board met six times in 2010. Each director attended at least 75% of the total number of meetings of the Company Board and any committee on which he served in 2010 during the period in which he served. We encourage directors to attend the annual meeting of stockholders. At our 2010 annual meeting, there were four members of the Company Board in attendance.

Board Committees. The Company Board has designated three standing committees. The Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee operate under written charters that are available for review on our website at www.mccormickandschmicks.com, Investor Relations, Corporate Governance. The membership of each committee, its principal functions, and the number of times it met in 2010, is described below.

Audit Committee. The Audit Committee is composed of Messrs. Jurgensen, Parish and Bauer. The Company Board has determined that each member of the Audit Committee meets applicable financial literacy requirements and that Mr. Jurgensen, the Audit Committee chair, is an “audit committee financial expert” as defined in regulations adopted by the SEC, based upon his experience as a certified public accountant and a partner in an international accounting firm whose role included the audit of, and supervision of other personnel charged with auditing, public company financial statements. A description of the functions performed by the Audit Committee is set forth below in “Report of the Audit Committee.” The Audit Committee met nine times during the Company’s 2010 fiscal year, and has met [eight] times during fiscal 2011 to date.

Compensation Committee. The Compensation Committee is composed of Messrs. Edmonds, Jurgensen and Ms. Deputy Ott. The Compensation Committee determines compensation for our executive officers and administers our 2004 Stock Incentive Plan. A description of the functions performed by the Compensation Committee and other information about the Committee is set forth below under “Compensation Discussion and Analysis.” The Compensation Committee met one time in 2010.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is composed of Messrs. Parish, Edmonds and Ms. Deputy Ott. The Nominating and Corporate Governance Committee develops and recommends corporate governance guidelines and standards for business conduct and ethics, identifies individuals qualified to become board members, and makes recommendations regarding nominations for director. The Nominating and Corporate Governance Committee will consider individuals recommended by stockholders for nomination as director in accordance with the procedures described under “Director Nomination Policy” below. The Nominating and Corporate Governance Committee also oversees the annual self-evaluations of the Company Board and its committees and makes recommendations concerning the size, structure, composition and membership of the Company Board and its committees. The Nominating and Corporate Governance Committee does not have a diversity policy; however, the Nominating and Corporate Governance Committee’s goal is to nominate candidates from a broad range of experiences and backgrounds who can contribute to the Company Board’s overall effectiveness in meeting its mission. Potential candidates, including nominees recommended by stockholders, are evaluated according to certain criteria such as: experience in business, and specifically in the restaurant industry; financial and accounting acumen; expertise that is useful to the Company; willingness to devote the required time to carry out the duties and responsibilities of a director; willingness to represent the best interests of all stockholders; and other relevant factors that the Company Board determines. A third party was used in 2010 to assist in the identification of potential Company Board candidates. The Nominating and Corporate Governance Committee met four times in 2010.

Risk Management. The Company Board is actively involved in the oversight of risks that could affect the Company. This oversight is conducted primarily through committees of the Company Board, as disclosed in the charters of each of the committees, but the full Company Board retains responsibility for general oversight of risks. The Company Board satisfies this responsibility through reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from management responsible for oversight of particular risks within the Company.

The Compensation Committee is responsible for overseeing the management of risks related to the Company’s executive compensation plans and arrangements. The Company Board believes that our compensation policies and practices are reasonable and properly align our employees’ interests with those of our stockholders. The Company Board believes that there are a number of factors that cause our compensation policies and practices to not have a material adverse effect on the Company. The fact that our executive officers and other employees have their incentive compensation tied to earnings, rather than revenues, encourages actions that improve the Company’s profitability over the short and long term. Furthermore, our stock option plan aligns the interests of our executive officers and other employees with the long term interests of our stockholders.

The Audit Committee oversees management of financial risks and meets with management on a quarterly basis. The Nominating and Corporate Governance Committee manages risks associated with the independence of the Company Board and potential conflicts of interest.

Compensation Committee Interlocks and Insider Participation. The Compensation Committee is composed of Messrs. Edmonds, Jurgensen and Ms. Deputy Ott. No Compensation Committee member had any relationship requiring disclosure under Item 404 of SEC Regulation S-K. None of our executive officers served as a director or compensation committee member of an entity that employs any of our directors.

Director Nomination Policy Stockholders may recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Company Board by submitting a written recommendation to the Nominating and Corporate Governance Committee c/o Michelle M. Lantow,

Corporate Secretary, McCormick & Schmick’s Seafood Restaurants, Inc., 1414 NW Northrup Street, Suite 700, Portland, Oregon 97209. Communications should be sent by overnight or certified mail, return receipt requested. Submissions must include the following information:

Information concerning the recommending stockholder.

•	The name, address and telephone number of the recommending stockholder;

•

The number of Shares owned by the recommending stockholder and the period of time for which they have been held (which must be at least one year) and, if the recommending stockholder is not the stockholder of record, a statement from the record holder of the Shares verifying this information; and

•	A statement of the recommending stockholder’s intention to continue to hold the Shares through the date of the next annual stockholder meeting.

Information concerning the proposed nominee.

•

The information required by Item 401 of SEC Regulation S-K (name, address, any arrangements or understanding regarding nomination and five year business experience of the proposed nominee, as well as information regarding certain types of legal proceedings within the past five years involving the nominee);

•	The information required by Item 403 of SEC Regulation S-K (proposed nominee’s ownership of securities of the Company);

•

The information required by Item 404 of SEC Regulation S-K (transactions between the Company and the proposed nominee valued in excess of $120,000 and certain other types of business relationships with the Company);

•	Whether the individual can read and understand financial statements; and

•

Whether the individual, if elected, intends to tender, promptly following election, an irrevocable resignation effective upon failure to receive the required vote for re-election at the next annual meeting of stockholders and upon the acceptance of the resignation by the Company Board in accordance with our policy on director elections.

The submission must be accompanied by a written consent of the individual to stand for election if nominated by the Company Board and to serve if elected by the stockholders. For information on direct stockholder nominations at the Annual Meeting, see “Stockholder Nominations for Director” below.

Following the identification of the director candidates, the Nominating and Corporate Governance Committee will meet to discuss and consider each candidate’s qualifications and will determine by majority vote the candidate(s) whom the Nominating and Corporate Governance Committee believes would best serve the Company. In evaluating director candidates, the Nominating and Corporate Governance Committee will consider a variety of factors, including the composition of the Company Board as a whole, the characteristics (including independence, diversity, age, skills and experience) of each candidate, and the performance and continued tenure of incumbent Company Board members. The Committee believes candidates for director should have certain minimum qualifications, including high ethical character, business experience with high accomplishment in his or her respective field, the ability to read and understand financial statements, relevant expertise and experience, and sound business judgment. The Company Board will nominate only candidates who agree to tender, promptly following election to the Company Board, an irrevocable resignation effective upon failure to receive the required vote for re-election at the next annual meeting of stockholders and upon the acceptance of the resignation by the Company Board in accordance with our policy on director elections.

In addition, the Committee believes at least one member of the Company Board should meet the criteria for an “audit committee financial expert” as defined by SEC rules, and that a majority of the members of the Company

Board should meet the definition of “independent director” under The NASDAQ Global Market listing standards. The Committee also believes a key member of the Company’s management should participate as a member of the Company Board.

Majority Voting for Directors

Our bylaws provide for majority voting for uncontested director elections. If a quorum of stockholders is present at an annual meeting, a director will be elected if the number of votes cast for the director exceeds the number of votes cast against the director. Under Delaware law, an incumbent director who fails to receive a majority vote continues to serve on the Company Board until a successor is elected and qualified; however, each of our directors has submitted an irrevocable resignation effective upon (1) failure to receive more votes for the director than against and (2) Company Board acceptance of the resignation. Our Corporate Governance Guidelines contain additional provisions to implement our majority voting provisions. Abstentions and broker non-votes are counted for purposes of determining whether a quorum exists at the annual meeting but will not affect the results of the vote. If any nominee for director at the annual meeting becomes unavailable for election for any reason, the proxy holders ordinarily are vested with discretionary authority to vote pursuant to the proxy for a substitute.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of November 22, 2011 the beneficial ownership of our Common Stock by:

•	each person who beneficially owns more than 5% of our Common Stock;

•	each of our named executive officers;

•	each of our directors; and

•	all directors and executive officers as a group.

Unless otherwise indicated, the address for each person or entity named below is c/o McCormick & Schmick’s Seafood Restaurants, Inc., 1414 NW Northrup Street, Suite 700, Portland, Oregon 97209.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and except for community property laws where applicable, a person named in the table below has sole voting and investment power for all shares of Common Stock shown as beneficially owned by that person.

	Shares Beneficially Owned(1)
Name	Number	Percentage of Shares
Tilman J. Fertitta(2) 1510 West Loop South Houston, TX 77027	1,496,281	10%
Wellington Management Company(3) 280 Congress Street Boston, MA 02210	941,648	6.3%
Dimensional Fund Advisors(4) 6300 Bee Cave Road Austin, TX 78746	841,511	5.7%

William T. Freeman(5)	166,667	*
Michelle M. Lantow(6)	35,000	*
Michael B. Liedberg(7)	10,725	*
Kelly A.B. Gordon(8)	3,401	*
Douglas L. Schmick(9)	131,252	*
James D. Parish(10)	33,383	*
J. Rice Edmonds(10)	24,657	*
Elliott H. Jurgensen, Jr(10)	19,428	*
Christine F. Deputy Ott(11)	5,510	*
Eric P. Bauer(11)	5,510	*
Directors and Executive Officers as a group (10 persons)(12)	435,533	2.9%

*	Represents beneficial ownership of less than one percent of the outstanding shares of our Common Stock.
(1)	If a stockholder holds options or other securities that are exercisable or otherwise convertible into our Common Stock within 60 days following November 22, 2011, we treat the shares of Common Stock underlying those securities as owned by that stockholder and as outstanding shares when we calculate the stockholder’s percentage ownership of our Common Stock. We do not consider those shares to be outstanding when we calculate the percentage ownership of any other stockholder.
(2)	Information is based on amendment No. 5 to Schedule 13D filed November 10, 2011.
(3)	Information is based on amendment No. 4 to Schedule 13G filed February 14, 2011.

(4)	Information is based on a Schedule 13G filed February 11, 2011.
(5)	Includes 166,667 shares subject to options exercisable within 60 days of March 30, 2011.
(6)	Includes 25,000 shares subject to options exercisable within 60 days of March 30, 2011.
(7)	Includes 10,000 shares subject to options exercisable within 60 days of March 30, 2011.
(8)	Includes 3,000 shares subject to options exercisable within 60 days of March 30, 2011.
(9)	Includes 80,000 shares subject to options exercisable within 60 days of March 30, 2011.
(10)	Includes 3,684 shares of restricted stock remaining under an award that vest over a 12 month period that began on May 19, 2010.
(11)	Includes 2,030 shares of restricted stock remaining under an award that vest over a seven month period that began on November 1, 2010 and 3,480 shares of restricted stock remaining under an award that vest over a three year period that began on November 1, 2010.
(12)	Includes 284,667 shares subject to options exercisable within 60 days of November 22, 2011; 11,052 shares of restricted stock remaining under an award that vests over a 12 month period that began on May 19, 2010; 4,060 shares of restricted stock remaining under an award that vest over a seven month period that began on November 1, 2010.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS

AND CERTAIN CONTROL PERSONS

The Company Board maintains an approval process whereby related party transactions are subject to the approval of the Company Board or, where one or more directors has a personal or financial interest in a matter to be acted upon, then by a committee consisting solely of disinterested directors.

We lease the premises occupied by our Jake’s Famous Crawfish restaurant in Portland, Oregon under a lease dated October 13, 1994 with BOIN Properties, LLC, of which William P. McCormick, our chairman emeritus is a member and manager (the “Restaurant Lease”). Under the Restaurant Lease, we pay base rent of $17,500 per month plus an additional amount equal to the difference between six percent of the annual gross sales of Jake’s Famous Crawfish and the annual base rent. We also pay 60% of assessed taxes under the terms of the Restaurant Lease. The aggregate amount of expense incurred related to this lease with BOIN Properties, LLC was $594,000 for fiscal year 2010. On November 23, 2005, we exercised renewal options to extend the term of the Restaurant Lease with BOIN Properties, LLC, through October 12, 2019, and amended the Restaurant Lease to provide that base rent during the extension period is equal to the existing base rent and to grant the Company two additional five-year renewal options. We believe the terms of the Restaurant Lease are as fair to us as those that would have been available to us in arm’s-length negotiations with an unrelated party.

We lease the premises occupied by McCormick & Schmick’s Harborside at the Marina in Portland, Oregon under a lease dated February 14, 1985, as amended, with Harborside Partners, LLC, the members of which include William P. McCormick and Douglas L. Schmick, a director and our Chairman and former Chief Executive Officer (the “Harborside Lease”). The Harborside Lease expires on December 31, 2023 and may be renewed for three additional five-year periods. Under the Harborside Lease, we pay base rent of $23,123 per month plus the additional amount by which five percent of restaurant gross sales in the month exceed $23,123. We also pay a proportional share of taxes, insurance, maintenance and other costs. The aggregate amount of expense incurred related to this lease with Harborside Partners, LLC was $328,000 for fiscal year 2010. We believe the terms of the Harborside Lease are as fair to us as those that would have been available to us in arm’s-length negotiations with an unrelated party.

We lease kitchen and storage space in the premises occupied by Jake’s Famous Crawfish in Portland, Oregon under a lease dated June 18, 2004 (the “Kitchen Lease”) with DLS Investments, LLC, which is owned by Douglas L. Schmick, and his spouse. We pay an aggregate base rent of $10,080 per month plus our utilities and a pro rata share of taxes, assessments and insurance. In addition, the Kitchen Lease provides for base rent escalations every three years. The aggregate amount of expense incurred related to this lease with DLS Investments, LLC was $137,000 for fiscal year 2010. On November 23, 2005, we exercised renewal options to extend the term of the Kitchen Lease through October 12, 2019, with base rent to be adjusted as provided in the Kitchen Lease, and amended the Kitchen Lease to grant the Company two additional five-year renewal options and to assign the Kitchen Lease to BOIN Properties, LLC, if the Company defaults on the Restaurant Lease. We believe the terms of the Kitchen Lease are as fair to us as those that would have been available to us in arm’s-length negotiations with an unrelated party.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who own more than 10% of our Common Stock to file reports of ownership and changes in ownership with the SEC. Executive officers, directors, and beneficial owners of more than 10% of the Common Stock are required by SEC regulation to furnish us with copies of all section 16(a) reports they file. Based solely on a review of reports we have received and on written representations from certain reporting persons that they have complied with the relevant filing requirements, we believe that all section 16(a) transactions were reported timely.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee oversees the Company’s financial reporting process and compliance with the Sarbanes-Oxley Act of 2002 on behalf of the Company Board. The Audit Committee assists the Company Board in monitoring the integrity of our financial statements and financial reporting process, the systems of internal accounting and financial controls, the independent auditors’ qualifications and independence, the performance of the independent auditors and our internal audit function and our compliance with certain legal and regulatory requirements.

The Audit Committee has:

•	Reviewed and discussed with management and PricewaterhouseCoopers LLP the audited financial statements in the 2010 Annual Report;

•

Discussed with PricewaterhouseCoopers LLP the matters required to be discussed under generally accepted auditing standards and Statement on Auditing Standards No. 114 (Communication with Audit Committees), which superseded Statement on Auditing Standards No. 61;

•

Received the written disclosures and the letter from PricewaterhouseCoopers LLP required by Public Company Accounting Oversight Board Rule 3526 (Communications with Audit Committees Concerning Independence) and discussed with PricewaterhouseCoopers LLP its independence;

•

Reviewed the amount of fees paid to PricewaterhouseCoopers LLP for audit and non-audit services, and discussed whether PricewaterhouseCoopers LLP’s provision of non-audit services was compatible with maintaining their independence; and

•

Established policies and procedures under which all audit and non-audit services performed by the Company’s independent registered public accounting firm must be approved in advance by the Audit Committee.

Fees Paid to Independent Registered Public Accounting Firm. The following table summarizes the aggregate fees billed to the Company by PricewaterhouseCoopers LLP.

	2010	2009
Audit fees(1)	$553,060	$436,775
Audit-related fees(2)	—	25,000
Tax fees(3)	188,278	215,351
All other fees(4)	1,800	1,500

Total	$743,138	$678,626

(1)	Fees for audit services billed in 2010 and 2009 consisted of:

•	Audit of the Company’s annual financial statements;

•	Audit of the effectiveness of the Company’s internal control over financial reporting;

•	Reviews of the Company’s quarterly financial statements; and

•	Statutory and regulatory audits, consents and other services related to SEC matters.

(2)	Fees for audit-related services billed in 2009 consisted of employee benefit plan audits.
(3)	Fees for tax services billed in 2010 and 2009 consisted of:

•	Tax compliance and tax planning services;

•	Federal, state and local income tax return assistance;

•	Sales and use, property and other tax return assistance; and

•	Assistance with tax audits.

(4)	All other fees billed in 2010 and 2009 consisted of fees paid for the Company’s subscription to Comperio, a PricewaterhouseCoopers accounting and SEC regulations research tool.

In considering the nature of the services provided by PricewaterhouseCoopers LLP, the Audit Committee determined the services are compatible with the provision of independent audit services. The Audit Committee discussed these services with PricewaterhouseCoopers LLP and Company management to determine if they are permitted under the rules and regulations concerning auditor independence promulgated by the SEC and the American Institute of Certified Public Accountants.

Pre-Approval Policy. All of the services performed by PricewaterhouseCoopers LLP in 2010 were pre-approved by the Audit Committee. The Audit Committee has a pre-approval policy and procedures describing the permitted audit, audit-related, tax, and other services (collectively, the “Disclosure Categories”) that the independent registered public accounting firm may perform. The policy requires that, before the beginning of each fiscal year following adoption of the policy, a description of the services (the “Service List”) expected to be performed by the independent registered public accounting firm in each of the Disclosure Categories in the following fiscal year be presented to the Audit Committee for approval.

Any requests for audit, audit-related, tax, and other services not included on the Service List must be submitted to the Audit Committee for specific pre-approval and cannot commence until approval has been granted. Normally, pre-approval is provided at regularly scheduled meetings. However, the authority to grant specific pre-approval between meetings, as necessary, has been delegated to the Chairman of the Audit Committee. The Chairman must update the Audit Committee at the next regularly scheduled meeting of any services that were granted specific pre-approval.

Based on the Audit Committee’s review and the meetings, discussions and reports described above, and subject to the limitations of the Audit Committee’s role and responsibilities referred to above and in the Audit Committee Charter, the Audit Committee recommended to the Company Board that the Company’s audited consolidated financial statements for the year ended December 29, 2010 be included in the Company’s Annual Report on Form 10-K.

Members of the Audit Committee:

Elliott H. Jurgensen, Jr. – Chairman

James R. Parish

Eric P. Bauer

April 11, 2011

EXECUTIVE COMPENSATION

Background

An amendment to the Securities Exchange Act of 1934, as amended, recently adopted by Congress as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) entitles stockholders to vote, on an advisory (non-binding) basis no less frequently than once every three years, on the compensation of the named executive officers (an “Advisory Vote on Compensation”). We conducted such a vote at the annual meeting of our stockholders on May 26, 2011. Our compensation policies for our named executive officers, as well as certain information relating to the amounts and types of compensation awarded to those officers over each of the three most recent fiscal years, are discussed in the sections of this Information Statement entitled “Compensation Discussion and Analysis” and “Executive Compensation.” Generally, we design our executive compensation program to reward, retain and, in the case of new hires, attract executives in order to support our business strategy, achieve our short and long-term goals, and provide continued success for our customers, stockholders, employees and communities. At the core of our executive compensation program is our pay-for-performance philosophy that links competitive levels of compensation to achievements of our overall strategy and business goals, as well as predetermined objectives. We believe our compensation program is strongly aligned with the interests of our stockholders and sound corporate governance principles.

General

We encourage you to read the sections of this Information Statement entitled “Executive Compensation” and “Compensation Discussion and Analysis” for details about our executive compensation practices and policies, including the actual compensation awarded to our named executive officers over each of the three most recent fiscal years. This section presents a brief summary of our executive compensation programs.

We target total compensation (consisting of base salary, annual incentive compensation and long-term incentive compensation) for executives at a level the Compensation Committee determines will reward performance, motivate executives to maximize stockholder returns by achieving both short-term and long-term goals and objectives and to attract and retain key executive officers in a highly competitive marketplace.

We link executive compensation directly to the financial performance of the Company as well as to each executive’s individual contribution. In determining competitive compensation levels, our Compensation Committee analyzes base salaries and incentive compensation for executive officers at comparable companies. Our Compensation Committee has previously engaged compensation consultants to assist us in analyzing our compensation practices to assure they are helping to fulfill our goals and that they are competitive with our peers. The Compensation Committee has placed increased emphasis on aligning compensation with company performance by making a substantial portion of compensation payable as a bonus that is “at risk,” which offers increased rewards for strong company and individual performance and reduced returns if performance goals are not met.

Base salary is used to compensate an executive officer for position and level of responsibility. Base salaries for named executive officers are reviewed annually, and any salary increases are based on the level of responsibility of the particular position, individual performance, competitive data and overall Company performance. For the salary of the Chief Executive Officer the Compensation Committee evaluates performance and makes recommendations to the independent directors for their approval based on the evaluation.

Our named executive officers and other key employees have the opportunity to earn cash incentive awards based on an annual executive incentive compensation plan. Our Compensation Committee establishes performance goals each year which include financial performance goals, such as earnings per share, revenues, or other targets and non-financial goals. Cash bonuses for individuals are determined by the extent to which we attain established goals and by an assessment of each individual’s performance during the year. Compared to our peers, we generally seek to provide a higher proportion of total executive compensation in the form of a performance-based bonus, and the Compensation Committee reviews benchmarking bonus data and considers how bonus potential and base salary work in conjunction together.

Our long-term incentives are designed to align executive officer equity-based rewards with our financial performance and increases in our stock price over a multiple-year period. To achieve this objective, we provide named executive officers long-term incentive award opportunities in the form of stock option and restricted stock grants. Option and restricted stock grants provide executives with the opportunity to buy and maintain equity interests in the Company and to share in the appreciation of the value of the stock. They also provide a long-term incentive for the executive to remain with us and promote stockholder returns. The Compensation Committee generally believes that our executives should maintain ownership of our common stock at some level in order to align their interests with those of our stockholders.

The Compensation Committee will continue to analyze our executive compensation policies and practices and adjust them as appropriate to reflect our performance and competitive needs.

CERTAIN INFORMATION REGARDING GOLDEN PARACHUTE PAYMENTS

Under an additional amendment to the Securities Exchange Act of 1934, as amended, recently adopted by Congress as part of the Dodd-Frank Act, we are required to provide certain information about “golden parachute payments” that may be implicated by a transaction to which this Information Statement pertains. That information is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on November 22, 2011 and is incorporated herein by reference.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation Philosophy

Our executive compensation program is designed to:

•	Reward performance.

•	Motivate executives to maximize stockholder returns by achieving both short-term and long-term financial and strategic goals and objectives.

•	Attract and retain key executive officers in a highly competitive marketplace.

We link executive compensation directly to the financial performance of the Company as well as to each executive’s individual contribution. In determining competitive compensation levels, our Compensation Committee analyzes base salaries and incentive compensation for executive officers at comparable companies. The Compensation Committee has placed increased emphasis on aligning compensation with company performance by making a substantial portion of compensation payable as a bonus that is “at risk,” which offers increased rewards for strong company and individual performance and reduced returns if performance goals are not met.

The Compensation Committee and the Compensation Process

The Compensation Committee annually reviews executive performance and compensation, including base pay, target bonus levels and equity awards for our top executives, which in 2010 included our Chief Executive Officer, Chief Financial Officer, Executive Vice President of Operations and Vice President of the Boathouse Restaurants. The Compensation Committee considers specific recommendations regarding compensation for other executives from the Chief Executive Officer and reviews the Chief Executive Officer’s annual assessment of other executives’ performance. The Chief Executive Officer recommendation typically includes a discussion of the executive’s role and responsibilities, past performance and expected future contributions, the executive’s expectations and competitive market considerations.

Our Compensation Committee has previously engaged compensation consultants to assist us in analyzing our compensation practices to assure they are helping to fulfill our goals and that they are competitive with our peers. In 2008, the Compensation Committee assessed the market pay levels for the Chief Executive Officer, Chief Financial Officer, and the Executive Vice President of Operations based on a peer group of 14 restaurant companies with the assistance of Mercer Human Resource consulting. These companies were O’Charley’s Inc.; PF Chang’s China Bistro Inc.; Red Robin Gourmet Burgers; Texas Roadhouse Inc.; California Pizza Kitchen Inc.; Luby’s Inc.; Morton’s Restaurant Group; Benihana Inc.; Buca Inc.; Ruth’s Chris Steak House; Max & Erma’s Restaurants; J. Alexander’s Corp.; Cosi Inc.; and Ark Restaurants Corp. We did not use an external consultant in 2009 and 2010 to assist us in analyzing compensation practices for our executive officers, but rather performed an analysis internally comparing the company’s executive compensation to our peers and the restaurant industry.

Elements of Compensation

The executive compensation program for our Chief Executive Officer, Chief Financial Officer, Executive Vice President of Operations and our next highest paid executive officer, whom we refer to as “named executive officers” and other key employees consists of base salary and may include incentive cash bonuses and long-term incentives, including stock option grants and restricted stock. Consistent with our philosophy described above, the compensation elements are determined based on an executive’s position and responsibilities, and a substantial portion of total compensation depends on individual and Company performance.

Base Salary Compensation

Base salary is used to compensate an executive officer for position and level of responsibility. Base salaries for named executive officers are reviewed annually, and any salary increases are based on the level of responsibility of the particular position, individual performance, competitive data and overall company performance. For the salary of the Chief Executive Officer, the Compensation Committee evaluates performance and makes recommendations to the independent directors for their approval based on the evaluation.

Annual Incentive Compensation

Our named executive officers and other key employees have the opportunity to earn cash incentive awards based on an annual executive incentive compensation plan. Our Compensation Committee establishes performance goals each year, typically by March, which include financial performance goals, such as operating income, same store sales or other targets, and non-financial goals. Cash bonuses for individuals are determined by the extent to which we attain established goals and by an assessment of each individual’s performance during the year.

The Compensation Committee has discretion to increase or decrease compensation payouts based on our achievement of performance goals. An employee may receive no bonus for the year if less than a predetermined percentage of our performance goal is met or if his or her performance does not meet the Compensation Committee’s or management’s expectations. Although we establish performance goals and target bonuses in the first quarter of the year to satisfy the requirements of Section 162(m) of the Internal Revenue Code, the Compensation Committee may exercise discretion by reducing or increasing bonuses. For example, if company performance would result in a maximum bonus but individual performance does not meet expected standards, the Compensation Committee could reduce the bonus amount in its discretion.

Compared to our peers noted above, we generally seek to provide a higher proportion of total executive compensation in the form of a performance-based bonus, and the Compensation Committee reviews benchmarking bonus data and considers how bonus potential and base salary work in conjunction together.

We did not increase the annual salary of any named executive officers in 2010. Mr. Freeman’s target cash bonus was increased for 2010 to $275,000. The performance goals for 2010 were based on minimum financial goals (80% of bonus), with a focus on earnings per share growth and revenues, and non-financial goals (20% of bonus), including customer service. All bonus payouts were discretionary, and factor a combination of Company performance and individual performance.

The minimum financial performance standards under our 2010 Executive Incentive Compensation Plan were as follows:

•	Achieving at least 90% of the budgeted earnings per share of $0.45;

•	Meeting the capital budget numbers while delivering the board approved scope of work;

•	Opening two new restaurants within budget; and

•	No bonus will be paid if we default on any credit facility covenants.

Non-financial goals include maintaining or improving our guest satisfaction scores.

On November 16, 2009, we entered into an employment agreement with Michelle M. Lantow, who began service as our chief financial officer on January 6, 2010. As chief financial officer, Ms. Lantow’s annual base salary is $285,000 and her target cash bonus for the 2010 fiscal year was 50% of her base salary. Ms. Lantow’s cash bonus for the 2010 fiscal year was guaranteed to be at least $25,000, with $10,000 payable March 31, 2010. Ms. Lantow was granted an option under our 2004 Stock Incentive Plan to purchase 100,000 shares of our common stock at a per share price equal to the closing price on January 6, 2010, the first day of her employment with the Company and the date of the grant. Ms. Lantow has an executive severance and non-competition agreement with us.

Based on its assessment of the Company’s performance in 2010, our Compensation Committee elected to not pay discretionary bonuses for 2010 as financial goals were not met. Incentive compensation received by named executive officers is included in the “Summary Compensation Table”.

Long-term Incentives

Our long-term incentives are designed to align executive officer equity-based rewards with our financial performance and increases in our stock price over a multiple-year period. To achieve this objective, we provide named executive officers long-term incentive award opportunities in the form of stock option and restricted stock grants. Option and restricted stock grants provide executives with the opportunity to buy and maintain equity interests in the Company and to share in the appreciation of the value of the stock. They also provide a long-term incentive for the executive to remain with us and promote stockholder returns. We tie the number of shares of restricted stock granted to eligible employees based on achieving earnings per share targets. We granted stock options to our named executive officers and other employees in connection with our initial public offering in 2004, as well as in connection with the hiring for key positions including granting Ms. Lantow options to acquire 100,000 shares of common stock in January of 2010 in conjunction with us hiring her as the Company’s Chief Financial Officer. We granted restricted stock to some executives and key employees, including named executive officers, in 2006 and in 2008 as long-term incentive compensation. All option grants to named executive officers have had an exercise price equal to the fair market value of the shares at the date of grant. The options granted expire ten years after the option was granted and became exercisable over a three year vesting period. The options only have value to the recipients if the price of the stock appreciates after the options are granted. Each of the restricted stock grants in 2006 and 2008 vests over three years, and unvested restricted stock is subject to forfeiture if the named executive officer leaves the Company.

Equity Granting Processes

Our Compensation Committee approves all equity grants to executive officers, and delegates limited authority to our Chief Executive Officer and Chief Financial Officer to make grants to employees. We do not have a practice of making annual equity awards. We granted stock options in connection with our initial public offering and we granted restricted stock to some executives, including our named executive officers, in 2006, 2008 and in 2010. Typically, we grant stock options to significant employees when they are hired. The exercise price of the options is the fair market value at the grant date and the number of shares underlying options varies based on the duties and responsibilities of the executive or employee.

Other Benefits

The Company’s benefits philosophy for executive officers is that benefits should provide employees protection from catastrophic events, enable employees to plan for their future and be competitive in order to attract and retain a high-quality workforce. Benefits that we offer to certain named executive officers and certain key employees include a monthly car allowance and participation in health and other benefit programs that are available to employees generally. We do not provide pension benefits or deferred compensation to our named executive officers, and they are not eligible to participate in our 401(k) plan.

Severance and Change of Control Agreements

William T. Freeman, our Chief Executive Officer, has an executive severance agreement with us that provide severance benefits contingent on our receiving a release of claims from him. Michelle M. Lantow, our Chief Financial Officer, has an executive severance and non-competition agreement to provide benefits contingent on our receiving a release of claims from her. The Company believes that these agreements effectively create incentives for our executives to build stockholder value without the fear of losing employment for situations other than for cause. These arrangements are intended to attract and retain qualified executives who could have other job alternatives that may appear to them to be less risky absent these arrangements. The benefits are described under “SEVERANCE AND CHANGE OF CONTROL ARRANGEMENTS.”

Deductibility of Compensation

Section 162(m) of the Internal Revenue Code limits to $1,000,000 per person the amount that we may deduct for compensation paid to any of our most highly compensated officers in any year. In the past, we have not paid compensation that has exceeded this limit. To date, we have generally granted stock options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code and restricted stock grants. We receive no tax deduction for the “option spread” compensation (the excess of the market value of shares over the exercise price of the option) on exercise of Incentive Stock Options unless the optionee disposes of the acquired shares before satisfying specified holding periods. Under IRS regulations, compensation that meets specified performance-based requirements will not be subject to the $1,000,000 cap on deductibility. If non-deductibility of executive compensation, including equity-based compensation, becomes material to the Company’s U.S. tax position, we will consider policies and strategies to achieve full deductibility.

Significant Changes in Compensation in 2011

We have not increased the annual compensation of any named executive officers for 2011 with the exception of Michelle M. Lantow, Chief Financial Officer, who received a 3% increase in base salary in April 2011. The performance goals for 2011 were based on minimum financial goals (70%), with a focus on operating income and same store sales, and non-financial goals (30% of bonus), including customer service. All bonus payments are discretionary, and factor a combination of company performance and individual performance.

The minimum financial performance standards under our 2011 Executive Incentive Compensation Plan are as follows:

•	Achieve at least 90% of the Company’s budgeted operating income;

•	Achieve positive same store sales

•	No bonus will be paid if we default on any credit agreement covenants.

Non-financial goals include maintaining or improving our guest satisfaction scores.

SUMMARY COMPENSATION TABLE

The following table summarizes compensation information for our named executive officers.

Name and principal position	Year	Salary ($)(1)	Bonus ($)	Stock awards ($)(2)	Option awards ($)(3)	Non-equity Incentive plan compensation ($)(4)	All other compensation ($)		Total ($)
William T. Freeman,	2010	$449,819	$—	$—	$—	$—	$16,800	(7)	$466,619
Chief Executive Officer	2009	399,630	250,000	—	457,500	—	40,388	(5)	1,147,518
	2008	—	—	—	—	—	—		—

Douglas L. Schmick,	2010	100,000	—	—	—	—	—		100,000
Chief Executive Officer(6)	2009	123,302	25,000	—	—	—	13,621	(7)	161,923
	2008	415,385	—	140,988	—	—	16,551	(7)	572,924

Michelle M. Lantow,	2010	271,679	25,000	—	414,700	—	—		711,379
Chief Financial Officer	2009	—	—	—	—	—	—		—
	2008	—	—	—	—	—	—		—

Emanuel N. Hilario,	2010	—	—	—	—	—	—		—
Chief Financial Officer(8)	2009	146,640	—	—	—	—	329,468	(9)	471,108
	2008	309,231	—	100,706	—	—	12,000	(7)	421,937

Michael B. Liedberg,	2010	216,434	—	—	—	—	12,000	(7)	228,434
Executive Vice President of Operations	2009	211,719	30,000	—	—	—	12,000	(7)	253,719
	2008	203,920	—	40,282	—	—	10,846	(7)	255,048

Jeffrey H. Skeele,	2010	119,978	—	—	—	—	—		119,978
Senior Vice President of Operations(10)	2009	174,882	—	—	—	—	—		174,882
	2008	173,831	—	36,254	—	—	—		210,085

Kelly A.B. Gordon,	2010	111,015	134,595	—	—	—	—		245,610
Vice President of The Boathouse Restaurants(11)	2009	108,087	121,250	—	—	—	—		229,337
	2008	$118,235	$125,208	$14,099	$—	$—	$—		$257,542

(1)	Salary paid in each year reflects some payments made at the prior year’s annual salary level.
(2)	This column represents the total grant date fair value of restricted stock awards granted to each of the applicable named executives. The fair value of the restricted stock awards was calculated based upon the closing market price of our common stock on the grant date. These amounts reflect our total accounting expense for these awards to be recognized over the full vesting period and do not correspond to the actual value that will be recognized by the executives. The actual value that an executive will realize upon vesting of the restricted stock awards will depend on the market price of our stock on the vesting date, so there is no assurance that the value realized by an executive will be at or near the value of the market price of our stock on the grant date.
(3)	This column represents the total grant date fair value of stock options granted to each of the applicable named executives. The fair value of stock options was estimated on the grant date using a Black-Scholes option pricing model. For additional information on the valuation assumptions with respect to stock option grants, refer to Note 2 of our financial statements in our Annual Report on Form 10-K for the year ended December 29, 2010. These amounts reflect our total accounting expense for these awards to be recognized over the vesting period and do not correspond to the actual value that may be recognized by the executives. The actual value, if any, that the executive may realize upon exercise of the options will depend on the excess of the stock price over the base value on the date of exercise, so there is no assurance that the value realized by an executive will be at or near the value estimated by the Black-Scholes model.
(4)	All of the non-equity incentive plan compensation is paid in cash.
(5)	Amounts include car allowance for 2009 of $16,154, as well as $24,234 for consulting services provided to us prior to his employment.
(6)	Mr. Schmick resigned from the office of chief executive officer, and William T. Freeman was appointed chief executive officer, on January 12, 2009. Mr. Schmick remains the Chairman of the Board.
(7)	Car allowance.
(8)	Effective May 21, 2009, Emanuel N. Hilario ceased to be employed by the Company.
(9)	Amounts include car allowance for 2009 of $4,615, and $324,853 paid for severance related to his departure from the Company.
(10)	Effective March 20, 2010, Jeffrey H. Skeele ceased to be employed by the Company.
(11)	Mr. Gordon is paid in Canadian Dollars; for the purpose of this presentation his amounts have been translated to U.S. dollars using the average exchange rate for the two currencies over the fiscal year presented.

For a discussion of the 2004 Stock Incentive Plan, see the section of this Information Statement entitled “Proposal 2: Amendment to 2004 Stock Incentive Plan.”

2010 GRANTS OF PLAN-BASED AWARDS

The following table summarizes information regarding awards of cash incentive compensation and stock options for our named executive officers in 2010.

Name	Grant date	Estimated future payouts under non-equity incentive plan awards target ($)(1)	All other stock awards: number of shares of stock or units (#)	Grant date fair value of stock awards(2)
William T. Freeman, Chief Executive Officer	—	$—	—	$—
Michelle M. Lantow, Chief Financial Officer	01/06/2010	—	100,000	414,700
Michael B. Liedberg, Executive Vice President of Operations	—	—	—	—
Kelly A.B. Gordon, Vice President of The Boathouse Restaurants(3)	—	$—	—	$—

(1)	Our non-equity incentive plan provides for a single estimated payout based on accomplishing all the performance measures. Financial performance comprises 80% of the target bonus and the remaining non-financial performance comprises 20% of the target bonus. A description on the non-equity incentive plan is included in Compensation Disclosure and Analysis – Annual Incentive Compensation. The Board has discretion to increase or decrease awards at its discretion.
(2)	The grant date fair value of a stock option awards in 2010 was $4.15. The assumptions used in determining the fair value of grants are disclosed in Note 2 to the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 29, 2010.
(3)	Mr. Gordon does not participate in the non-equity incentive plan.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table summarizes information regarding the number of shares underlying options and the number and value of unvested restricted stock outstanding at December 29, 2010 held by our named executive officers.

Name	Option awards				Restricted Stock awards
	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Option exercise price per share ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)(1)
William T. Freeman,	83,334	166,666	$3.92	01/12/2019	—	$—
Chief Executive Officer(2)
Michelle M. Lantow,	—	100,000	7.53	01/06/2020	—	—
Chief Financial Officer(3)
Michael B. Liedberg,	10,000	—	12.00	07/17/2014	1,146	10,337
Executive Vice President of Operations
Kelly A.B. Gordon	3,000	—	$26.81	03/30/2017	401	$3,617
Vice President of The Boathouse Restaurants

(1)	The calculation of value is based on the closing price of $9.02 according to the NASDAQ Global Market on December 29, 2010, the last day of trading in fiscal 2010.
(2)	250,000 options were granted to Mr. Freeman on January 12, 2009 which vest annually on each anniversary over a three year period.
(3)	100,000 options were granted to Ms. Lantow on January 6, 2010 which vest annually on each anniversary over a three year period.

STOCK VESTED

The table below summarizes information regarding restricted stock that vested in 2010.

Name	Restricted Stock
	Number of Shares acquired on vesting (#)	Value Realized on vesting ($)(1)
William T. Freeman,	—	$—
Chief Executive Officer
Michelle M. Lantow,	—	—
Chief Financial Officer
Michael B. Liedberg,	1,147	10,759
Executive Vice President of Operations
Kelly A.B. Gordon,	401	$3,761
Vice President of The Boathouse Restaurants

(1)	Value realized on vesting was calculated using the closing price per share according to The NASDAQ Global Market on the vesting date of the respective grant.

SEVERANCE AND CHANGE OF CONTROL ARRANGEMENTS

Chief Executive Officer

William T. Freeman has an executive severance agreement with the Company that provides severance benefits contingent on our receiving a release of claims from him. The Company considers these agreements important in attracting and retaining top executives and in ensuring that executives’ interests are aligned with our stockholders when considering change in control transactions. The amounts payable under these agreements are based on compensation immediately before a termination, but our Compensation Committee does not formally consider these contingent payments when determining other elements of executive compensation.

The benefits under the agreements are as follows:

•

If employment is involuntarily terminated, including due to death or disability, other than for “cause,” which is the willful and continued failure to perform assigned duties or the willful engagement in illegal conduct that materially injures the Company, Mr. Freeman would receive severance equal to (1) one-year’s base salary, plus (2) the average of his bonuses (including non-equity incentive compensation) for the two prior completed fiscal years, plus (3) a lump sum payment of an amount estimated to be sufficient to continue health insurance coverage for six months under COBRA continuation laws. A portion of the outstanding Incentive Stock Options held by Mr. Freeman would become exercisable as follows: (i) 6,944 shares multiplied by (ii) the number of full months that have elapsed between the last anniversary of the Vesting Reference Date, as such term is defined in Mr. Freeman’s Incentive Stock Option Agreement, and the termination date.

•

If the Company experiences a change of control and employment is terminated other than for “cause,” or if Mr. Freeman resigns because he is required to move more than 50 miles from the Company’s current corporate offices, the Company’s successor does not agree to be bound by the agreement, or Mr. Freeman’s duties, pay or total benefits are reduced, the employee would receive the benefits described above. However, all of his options to purchase common stock would become immediately exercisable rather than a portion thereof as described above, and he would receive and excise tax gross-up payment.

The estimated amounts that would have been paid to Mr. Freeman assuming he had been terminated without cause at the end of our last fiscal year, would have been as follows.

	One-year base salary	Bonus	Health insurance	Total
William T. Freeman	$450,000	$125,000	$10,187	$585,187

If the termination had occurred following a change of control of the Company, Mr. Freeman would have received the compensation described above, plus the following additional compensation:

	Value of accelerated Stock Options	Total (including amounts specified above)
William T. Freeman	$849,997	$1,435,184

We used $9.02 per share, the closing price of our stock on December 29, 2010, the last trading day of fiscal 2010, to calculate the value of the accelerated options, less the option exercise price per share of $3.92.

Chief Financial Officer

Michelle M. Lantow has an executive severance and non-competition agreement with the Company. The agreement provides the following benefits, contingent on our receiving a release of claims from her:

•

If employment is involuntarily terminated, including due to death or disability, other than for “cause,” which is the willful and continued failure to perform assigned duties or the willful engagement in illegal conduct that materially injures the Company, Ms. Lantow would receive severance equal to six months base salary, plus a lump sum payment of an amount estimated to be sufficient to continue health insurance coverage for three months under COBRA continuation laws. A portion of the outstanding Incentive Stock Options held by Ms. Lantow would become exercisable as follows: (i) 2,083 shares multiplied by (ii) the number of full months that have elapsed between the last anniversary of the Vesting Reference Date, as such term is defined in Ms. Lantow’s Incentive Stock Option Agreement, and the termination date.

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If the Company experiences a change of control and employment is terminated other than for “cause,” or if Ms. Lantow resigns because she is required to move more than 50 miles from the Company’s current corporate offices, the Company’s successor does not agree to be bound by the agreement, or Ms. Lantow’s duties, pay or total benefits are reduced, she would receive the benefits described above. However, all of her options (rather than a portion thereof) to purchase common stock would become immediately exercisable until the earlier of (a) two years after termination of employment or (b) the option expiration date as set forth in the applicable option agreement.

The estimated amounts that would have been paid to Ms. Lantow assuming she had been terminated without cause at the end of our last fiscal year, would have been as follows.

	Six months base salary	Bonus	Health insurance	Total
Michelle M. Lantow	$142,500	$—	$5,093	$147,593

If the termination had occurred following a change of control of the Company, Ms. Lantow would have received the compensation described above, plus the following additional compensation:

	Value of accelerated Stock Options	Total (including amounts specified above)
Michelle M. Lantow	$149,000	$296,593

We used $9.02 per share, the closing price of our stock on December 29, 2010, the last trading day of fiscal 2010, to calculate the value of the accelerated options, less the option exercise price per share of $7.53.

DIRECTOR COMPENSATION

The table below summarizes compensation paid to our non-management directors in 2010.

Name	Fees earned or paid in cash ($)(1)	Stock Awards ($)	Total Compensation
J. Rice Edmonds(2)	$36,667	$35,000	$71,667
Elliott H. Jurgensen, Jr.(2)	55,000	35,000	90,000
Jeffrey D. Klein(2)	30,000	35,000	65,000
James R. Parish(2)	45,000	35,000	80,000
David B. Pittaway(2)	34,583	35,000	69,583
Eric P. Bauer(3)(4)	4,167	47,500	51,667
Christine F. Deputy Ott(3)(4)	$5,000	$47,500	$52,500

(1)	The Company Board adopted a program in 2008 to allow directors to elect to receive their cash compensation for service as a director in the form of Company stock, with the number of shares to be received determined by the closing price of the Company stock at the end of each fiscal quarter related to that quarter’s Board fee payments. Elections to receive compensation in the form of Company stock must be made during an open trading window. The fees earned indicated above includes amounts directors elected to receive in stock.
(2)	The stock awards amounts are the grant date fair value of the awards. Messrs. Edmonds, Jurgensen, Klein, Parish, Pittaway received 3,684 of restricted shares on May 19, 2010, which will vest on May 19, 2011 for Messrs. Edmonds, Jurgensen and Parish, and which have vested on November 1, 2010 for Messrs. Klein and Pittaway. The share award was determined by dividing $35,000 by the closing price of the stock on May 19, 2010.
(3)	The stock awards amounts are the grant date fair value of the awards. Mr. Bauer and Ms. Deputy Ott received 2,030 of restricted shares on November 1, 2010, which will vest on May 19, 2011. The share award was determined by dividing $17,500 by the closing price of the stock on November 1, 2010.
(4)	The stock awards amounts are the grant date fair value of the awards. Mr. Bauer and Ms. Deputy Ott received 3,480 of restricted shares on November 1, 2010, which will vest on November 1, 2013. The share award was determined by dividing $30,000 by the closing price of the stock on November 1, 2010.

Messrs. Freeman and Schmick receive no additional compensation to serve as directors. Cash compensation and other amounts paid to independent directors in 2010 consisted of the following:

•	annual compensation of $20,000;

•	$1,250 per each board meeting attended;

•	annual compensation of $5,000 for service as a member of the Audit Committee and additional annual compensation of $20,000 for service as the chairman of the Audit Committee;

•	annual compensation of $5,000 for service as a member of the Compensation Committee and additional annual compensation of $10,000 for service as the chairman of the Compensation Committee;

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annual compensation of $5,000 for service as a member of the Nominating and Governance Committee and additional annual compensation of $10,000 for service as the chairman of the Nominating and Governance Committee;

•	a reasonable dining allowance at our restaurants; and

•	reasonable out-of-pocket expenses incurred in attending meetings.

On May 19, 2010, our Company Board approved the issuance to each independent director $35,000 of restricted stock, based on the closing price of the stock on the grant date. Additionally, on November 1, 2010, our

Company Board approved the issuance to each of the new independent director $47,500 of restricted stock, based on the closing price of the stock on the grant date. Our Company Board believed the grant was important to further align the interests of our directors with those of our stockholders and that the grant made our total director compensation package more competitive with our peers. The Company Board also adopted a program to allow directors to elect to receive their cash compensation for service as a director in the form of Company stock, with the number of Shares to be received determined by the closing price of the Company stock at the end of each fiscal quarter related to that quarter’s Board fee payments. Certain directors have elected this option.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on the review and discussions, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Information Statement.

Members of the Compensation Committee:

J. Rice Edmonds – Chairman

Elliott H. Jurgensen, Jr.

Christine F. Deputy Ott

April 11, 2011